REGISTRATION NOS. 333-________

and 811-03240

SECURITIES AND EXCHANGE COMMISION

Washington, D.C. 20549

FORM N-4

RESISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [X]

Pre-Effective Amendment No. [ ]

Post Effective Amendment No. [ ]

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 99 [X]

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

SEPARATE ACCOUNT A

(EXACT NAME OF REGISTRANT)

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

(NAME OF DEPOSITOR)

2929 ALLEN PARKWAY, HOUSTON, TEXAS 77019

(ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES) (ZIP CODE)

(713) 831-3150

(DEPOSITOR'S TELEPHONE NUMBER, INCLUDING AREA CODE)

MARY L. CAVANAUGH, ESQ.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

2929 ALLEN PARKWAY, HOUSTON, TEXAS 77019

(NAME AND ADDRESS OF AGENT FOR SERVICE)

Approximate Date of Proposed Public Offering: As soon as practicable.

It is proposed that this filing will become effective:
[ ]	immediately upon filing pursuant to paragraph (b) of Rule 485
[ ]	on [date] pursuant to paragraph (b) of Rule 485
[ ]	60 days after filing pursuant to paragraph (a) (1) of Rule 485
[ ]	on [date] pursuant to paragraph (a) (1) of Rule 485

If appropriate, check the following box:
[ ]	This post-effective amendment designates a new effective date for a previously filed post-effective amendment

TITLE OF SECURITIES BEING REGISTERED:

INCOMEDGE PERSONAL PENSION SINGLE PREMIUM

FIXED AND VARIABLE IMMEDIATE ANNUITY CONTRACT

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

IncomEdge Personal Premium SINGLE PREMIUM

IMMEDIATE FIXED AND VARIABLE ANNUITY

issued by

The Variable Annuity Life Insurance Company

through its Separate Account A

This prospectus is dated ______, 2005

This prospectus describes information you should know before you purchase an IncomEdge Personal Pension Single Premium Immediate Fixed and Variable Annuity (the "IncomEdge Annuity"). On page __ you will find definitions of certain capitalized terms used in this prospectus. Please read this prospectus carefully and keep it for future reference. For information on how to contact us, please see page __.

The IncomEdge Annuity is a single premium immediate fixed and variable annuity Contract (the "Contract" or "Contracts") between you and The Variable Annuity Life Insurance Company ("VALIC") where you agree to make one Premium Payment to VALIC and VALIC agrees to make a stream of Income (annuity) Payments at a later date. The Contract is a single premium, immediate, fixed and variable annuity offered to individuals. It is immediate because we start making Income Payments within 12 months from the Contract Date.

The VALIC declared fixed interest account (the "Fixed Account") is the fixed investment option for the Contract. VALIC's Separate Account A (the "Separate Account") provides access to investment in the Contract's variable investment options. Currently, the Contract's variable investment options each purchase shares of a corresponding Fund of:
Variable investment Options	VALIC Company I	VALIC Company II
Ariel Appreciation Fund	Asset Allocation Fund	Aggressive Growth Lifestyle Fund
Ariel Fund	Blue Chip Growth Fund	Conservative Growth Lifestyle Fund
Vanguard LifeStrategy Conservative Growth Fund	Capital Conservation Fund	Core Bond Fund
Vanguard LifeStrategy Growth Fund	Core Equity Fund	High Yield Bond Fund
Vanguard LifeStrategy Moderate Growth Fund	Government Securities Fund	International Small Cap Equity Fund
Vanguard Long-Term Investment-Grade Fund	Growth & Income Fund	Large Cap Value Fund
Vanguard Long-Term Treasury Fund	Health Sciences Fund	Mid Cap Growth Fund
Vanguard Wellington Fund	Inflation Protected Fund	Mid Cap Value Fund
Vanguard Windsor II Fund	International Equities Fund	Moderate Growth Lifestyle Fund
	International Government Bond Fund	Money Market II Fund
	International Growth I Fund	Small Cap Growth Fund
	Mid Cap Index Fund	Small Cap Value Fund
	Money Market I Fund	Socially Responsible Fund
	Nasdaq - 100(R) Index Fund	Strategic Bond Fund
Science & Technology Fund
Small Cap Fund
Small Cap Index Fund
Social Awareness Fund
Stock Index Fund
Value Fund

See "Variable Investment Options" on page __ for a complete list of the variable investment options and the respective advisers and sub-advisers of the corresponding Funds. You should be sure you also read the prospectuses of the Funds underlying the variable investment options you may be interested in.

Neither the Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

A Statement of Additional Information, dated ______, 2005, contains additional information about the Contracts and is part of this prospectus. For a free copy call 1-800-428-2542 (press 1, then 3). The table of contents for the Statement of Additional Information is shown at the end of this prospectus. The Statement of Additional Information has been filed with the SEC and is available along with other related materials at the SEC's internet web site (http://www.sec.gov).

The Contracts are not insured by the FDIC, The Federal Reserve Board or any similar agency. They are not a deposit or other obligation of, nor are they guaranteed or endorsed by, any bank or depository institution. An investment in a variable annuity is subject to investment risks, including possible loss of principal invested.

The Contracts are not available in all states. This prospectus does not offer the Contracts in any jurisdiction where they cannot be lawfully sold. You should rely only on the information contained in this prospectus, sales materials we have approved or that we have referred you to. We have not authorized anyone to provide you with information that is different.

TABLE OF CONTENTS
DEFINITIONS
SUMMARY OF THE CONTRACT
Purpose of the Contract
Types of Contracts
Purchase of the Contract
The Investment Options
Expenses
Right to Cancel the Contract
Withdrawals
Income Payments
FEE TABLES
CONDENSED FINANCIAL INFORMATION
INVESTMENT OPTIONS
Variable Investment Options
Fixed Account
PARTIES INVOLVED IN THE CONTRACT
Contract Owner
Beneficiary and Contingent Beneficiary
THE CONTRACT AND HOW IT WORKS
General Description
Purchasing a Contract
Allocation of Single Premium Payment
Right to Cancel
Key Contract Dates
Income Payments
Access to your Money
Rights Reserved by the Company
TRANSFERS
Transfers Among Investment Options
How Transfers among Variable Investment Options are Effected
Telephone Transfers
Effective Date of Transfers Among Variable Investment Options
Transfers Between Investment Options
Policy Against Market Timing and Frequent Trading
EXPENSES
Separate Account Charge
Withdrawal Charge
Premium Taxes
Transfer Fee
Fund Expenses
General
INCOME PAYMENTS
Generally
Income Start Date
Frequency and Amount of Income Payments
Benefit Leveling
Inflation Protection
Payout Options
Annuity Income Units
Determination of the Initial Variable Income Payment
Additional Items that may Impact Income Payments
Determination of Subsequent Variable Income Payments
Assumed Investment Return
ACCESS TO YOUR MONEY
Generally
Withdrawal Rights
Deferment of Payments
DEATH BENEFIT
Succession of Contract Ownership
Notification of Death
Death of the Contract Owner and/or Annuitant
Designation of Beneficiary
TAXES
Introduction
Annuity Contracts in General
Tax Treatment of Distributions -- Qualified Contracts
Distributions In General
Tax Treatment of Distributions -- Non-Qualified Contracts
Non-Qualified Contracts Owned by Non-Natural Persons
Section 1035 Exchanges
Diversification and Investor Control
Withholding
OTHER INFORMATION
VALIC
Distribution of the Contract
LEGAL PROCEEDINGS
FINANCIAL STATEMENTS
TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

DEFINITIONS

We have capitalized certain terms used in this prospectus. To help you understand these terms; we have defined them in this glossary.

Administrative Center - Our Administrative Center is located at 2929 Allen Parkway, Houston, Texas 77019. Telephone: 1-800-448-2542.

Annuitant - The person whose life determines the duration of Income Payments involving life contingencies. The Annuitant is usually the Contract Owner, but in some circumstances the Contract Owner may not be the Annuitant. In addition, certain Payout Options under the Contract permit a Joint Annuitant. In the event there is a Joint Annuitant then the main Annuitant is considered to be the "Primary Annuitant." Certain Qualified Contracts require the Annuitant and the Contract Owner to be the same person.

Annuity Income Unit - A share of interest in a variable investment option and an accounting unit of measure used to calculate variable Income Payments.

Annuity Income Unit Value - The value of one Annuity Income Unit.

Assumed Investment Return - The Assumed Investment Return (or "AIR") is a factor used in calculating the initial and subsequent variable Income Payments.

Beneficiary - The person (or entity) selected by the Contract Owner to become the new Contract Owner in the event that the Contract Owner and the Annuitant(s) die.

Benefit Leveling - The annual adjustment to periodic variable Income Payments to make Income Payments equal in amount during the following twelve months.

Company - The Variable Annuity Life Insurance Company, 2929 Allen Parkway, Houston, Texas 77019.

Contract Anniversary - An anniversary of the date we issued your Contract.

Contract Date - The date your Contract is issued and becomes effective.

Contract Owner - The person (or persons) who controls all the rights and benefits under the Contract. Unless otherwise noted, all references to "you" or "your" in this prospectus, refer to the Contract Owner.

Contract Year - Each 12 month period beginning on the Contract Date.

Death Benefit - The amount payable, if any, after the Contract Owner and Annuitant die.

Division - The portion of the Separate Account invested in a particular Mutual Fund. Each Division is a subaccount of VALIC Separate Account A. This may also be called a variable investment option.

Fixed Account - The portion of the Premium Payment allocated to VALIC's general account to provide for fixed Income Payments.

Income Payments - The series of periodic Income (annuity) Payments selected by the Contract Owner that are paid to the Annuitant.

Income Start Date - The date on which Income Payments begin. You choose this date when you purchase the Contract. It cannot be later than 12 months after the Contract Date.

Modal Time Period - The period of time (mode) ending on the date that an Income Payment is made. For example, if you select monthly Income Payments, the Modal Time Period begins after an Income Payment is made and ends a month later when the next Income Payment is made.

Mutual Fund or Fund - The investment portfolio(s) of a registered open-end management investment company, which serves as the underlying investment vehicle for each Division represented in VALIC Separate Account A.

Non-Qualified Contract - An annuity purchased with dollars already subjected to taxation. Generally, a Non-Qualified Contract is a Contract that is not defined as a Qualified Contract or an Individual Retirement Annuity ("IRA").

Payout Option - The manner in which the stream of Income Payment(s) is paid to the Annuitant.

Premium Payment - Money sent to us to purchase your Contract. Because the Contract is a single Premium Payment Contract, you are permitted to make only one Premium Payment to us. However, the Premium Payment may come to us from multiple sources. All references, in this prospectus, to "net Premium Payment" mean your Premium Payment minus taxes and one-time charges.

Premium Tax - A tax or similar type of fee charged by a state or municipality on Premium or Income Payments.

Qualified Contract - An annuity purchased with a Premium Payment by some type of Code-defined employer retirement plan, such as a 403(b), or 401(k), or by an IRA.

Right to Cancel - Time period immediately following the Contract Date, when you may return your Contract to the Company. Your Contract or materials related to your Contract may use the terms "Right to Examine Period" or "Free Look Period" to describe the Right to Cancel.

SAI - Statement of Additional Information.

VALIC Separate Account A or Separate Account - a segregated asset account established by VALIC under the Texas Insurance Code. The purpose of the VALIC Separate Account A is to receive and invest your Premium Payment and account value in the variable investment option, if selected.

Valuation Date or Valuation Day - Each business day that the New York Stock Exchange ("NYSE") is open for trading, except for normal business holidays. We compute Contract values as of the time the NYSE closes on each Valuation Date, which is usually 4:00 p.m. Eastern time.

Valuation Period - The period between the close of business (which is the close of the NYSE) on any Valuation Date and the close of business for the next succeeding Valuation Date.

SUMMARY OF THE CONTRACT

This summary provides a brief overview of the significant features of the Contract. You can find additional information later in this prospectus, in the SAI, and in the Contract itself. This prospectus applies principally to the variable investment options and related aspects of the Contract. The fixed investment option is discussed under the heading "Fixed Account." All page number references refer to pages in this prospectus unless otherwise stated. Currently immediate annuities are often referred to as "income annuities."

Purpose of the Contract

The Contract described in this prospectus provides Income Payments to the Annuitant, based on:

  the life of the Annuitant(s);
  the life of the Annuitant(s) with a certain period of years; or
  for a certain period of years.

You may select from a number of Payout Options. You may choose Income Payments that are fixed, variable, or a combination of fixed and variable. You may choose Income Payments on a monthly, quarterly, semi-annual, or annual basis.

Types of Contracts

There are two types of Contracts. A Qualified Contract must be purchased with contributions rolled-over from a qualified plan such as a 401(a) or 401(k) plan, a 403(b) plan, a governmental 457(b) plan, or an IRA or Roth IRA. You may purchase a Non-Qualified Contract with money from any source other than a qualified source.

Purchase of the Contract

The minimum amount to purchase a Contract is $20,000. You cannot add to your Contract at a later date (it is a single Premium Payment Contract). We reserve the right to accept a Premium Payment below that amount or reject a Premium Payment in excess of limits we establish from time to time. Prior VALIC approval is required for any aggregated Premium Payment exceeding $1,000,000. In general, we will not issue a Contract with Annuitant(s) over age 90, but reserve the right to increase or decrease that age.

The Investment Options

Variable Investment Options. When you purchase the Contract, you may allocate your Premium Payment to our Separate Account to provide for variable Income Payments. Our Separate Account is divided into Divisions, each of which constitutes a variable investment option, and invests exclusively in shares of a specific Fund (each available portfolio may be referred to in this prospectus as an underlying Fund. See page __of this prospectus for a list of the underlying Funds and their Investment Advisers.

The investment performance of each Division is linked to the investment performance of its corresponding underlying Fund. Assets in each of the Divisions belong to VALIC, but are accounted for separately from VALIC's other assets and can be used only to satisfy its obligations under the Contracts.

Allocating part or all of your Premium Payment to a Division means you have elected, at least in part, variable Income Payments. The amount of your variable Income Payments will increase or decrease depending on the investment performance of the Division(s) you selected. You bear the investment risk for amounts allocated to a Division.

Fixed Account. You can also allocate all or part of your premium to the Fixed Account and elect fixed Income Payments. With the Fixed Account, you will receive fixed Income Payments that will not fluctuate from the scheduled amount set forth in your Contract. You may make one withdrawal from the Fixed Account during a six month period beginning on the Income Start Date for a certain period or Designated Amount Payout Options.

Expenses

VALIC deducts the following charges in connection with the Contract. For additional information, see "EXPENSES" on page __.

Separate Account Charge. We deduct a daily charge from the assets of each variable investment option for mortality and expense risks, administration and operations.

Premium Tax Charge. Certain states assess a Premium Tax charge for Premium Payments made under the Contract. If applicable, the Premium Tax will be deducted from your single Premium Payment upon its receipt by the Company. See "Premium Taxes" in this prospectus for more information.

Withdrawal Charge. During the first eight Contract Years, we deduct a withdrawal charge for each full or partial withdrawal from the variable investment options under the Contract.

Fund Expenses. The management fees and other expenses of the Funds are paid by the Funds and are reflected in the net asset values of the Funds' shares.

Right to Cancel the Contract

You may cancel your Contract within ten days after receiving it (or longer if your state requires). We will refund your Premium Payment, adjusted as required by your Contract, or as required in your state. See "Right to Cancel" on page __.

Withdrawals

Depending on the Payout Option you choose, you may be permitted to make one partial withdrawal per Contract Year of not less than $2,500 or a full withdrawal of monies from the variable portion of your Contract. All partial and full withdrawals from the variable investment options are subject to a withdrawal charge during the first eight Contract Years. You may make one withdrawal from the Fixed Account during a six month period beginning on the Income Start Date for a certain period only or Designated Amount Payout Options.

However, please keep in mind that the Contract is designed to meet long-term financial goals. The Contract is not suitable as a short-term investment.

Income Payments

Income Payments begin on the Income Start Date. Income Payments will be based on the Payout Option chosen at the time of application. Once selected on the application and received by our Administrative Center, the Payout Option may not be changed or modified. You can receive fixed or variable Income Payments or a combination of the two. Fixed Income Payments will not fluctuate from the scheduled amount set forth in your Contract. Variable Income Payments will change from Income Payment to Income Payment depending on the performance of the variable investment option(s) that you have chosen. With a combination of fixed and variable Income Payments, a portion of your Income Payments will not fluctuate from the scheduled amount set forth in your Contract, and a portion will fluctuate.

You can receive payments for life, for life with a certain period, a certain period only, joint & survivor, Designated Amount or Cash/Unit Refund. You can also receive payments on a monthly, quarterly, semi-annual, or annual basis.

See "INCOME PAYMENTS" on page __ for more detailed information. You may also wish to contact your tax or other financial adviser to determine the types of Income Payments that may be right for you.

FEE TABLES

The following tables describe the fees and expenses that you will pay when buying owning and withdrawing money from the Contract.

The first table describes the fees and expenses that you will pay at the time that you buy the Contract or surrender the Contract.

Contract Owner Transaction Expenses
Surrender Charge	2.0% of the amount withdrawn for years 1-3; 1.0% for years 4-8
State Premium Taxes (as a percentage of the amount annuitized)	0-3.5%

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including variable investment option fees and expenses.
Variable Investment Option Maintenance Charge (1)	$3.75 per quarter
Transfer Fee (after 12 transfers)	$25
Mortality and Expense Risk Separate Account Charges by Variable Investment Option (2) (as a percentage of Separate Account net assets):	Separate Account Fee (%)
Ariel Appreciation Fund	1.00
Ariel Fund	1.00
Vanguard Lifestrategy Conservative Growth Fund	1.25
Vanguard Lifestrategy Growth Fund	1.25
Vanguard Lifestrategy Moderate Growth Fund	1.25
Vanguard Long-Term Corporate Fund, Investor Shares	1.00
Vanguard Long-Term Treasury Fund, Investor Shares	1.00
Vanguard Wellington Fund, Investor Shares	1.25
Vanguard Windsor II Fund, Investor Shares	1.25
VALIC Company I
Asset Allocation Fund	1.00
Blue Chip Growth Fund	1.00
Capital Conservation Fund	1.00
Core Equity Fund	1.00
Government Securities Fund	1.00
Growth & Income Fund	1.00
Health Sciences Fund	1.00
Inflation Protected Fund	1.00
International Equities Fund	1.00
International Government Bond Fund	1.00
International Growth I Fund	1.00
Mid Cap Index Fund	1.00
Money Market I Fund	1.00
Nasdaq-100® Index Fund	1.00
Science & Technology Fund	1.00
Small Cap Fund	1.00
Small Cap Index Fund	1.00
Social Awareness Fund	1.00
Stock Index Fund	1.00
Value Fund	1.00
VALIC Company II
Aggressive Growth Lifestyle Fund	0.75
Conservative Growth Lifestyle Fund	0.75
Core Bond Fund	0.75
High Yield Bond Fund	0.75
International Small Cap Equity Fund	0.75
Large Cap Value Fund	0.75
Mid Cap Growth Fund	0.75
Mid Cap Value Fund	0.75
Moderate Growth Lifestyle Fund	0.75
Money Market II Fund	0.75
Small Cap Growth Fund	0.75
Small Cap Value Fund	0.75
Socially Responsible Fund	0.75
Strategic Bond Fund	0.75

The next table shows the minimum and maximum total operating expenses charged by the Mutual Funds that you may pay periodically during the time that you own the Contract. More detail concerning each Mutual Funds' fees and expenses is contained in the prospectus for each Fund.
Total Annual Mutual Fund Operating Expenses	Minimum	Maximum
(Expenses that are deducted from the assets of a Mutual Fund, including management fees, distribution and/or service (12b-1) fees, and other expenses)	0.38%	0.72%

Example

This example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract owner transaction expenses, Contract fees, Separate Account annual expenses and the variable investment option fees and expenses.

The example assumes that you invest a single Purchase Payment of $10,000 in the Contract for the time periods indicated. The example also assumes that your investment has a 5% return each year and assumes the maximum fees and expenses for a variable investment option. The example does not include the effect of premium taxes upon annuitization, which, if reflected, would result in higher costs. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1) If you surrender your Contract at the end of the applicable time period:
1 Year	3 Years
$__	$__

(2) If you annuitize your Contract at the end of the applicable time period (note that this Contract requires annuitization within 12 months of purchase):
1 Year	3 Years
$__	$__

(3) If you do not surrender your Contract:
1 Year	3 Years
$__	$__

Note: This example should not be considered representative of past or future expenses for VALIC Separate Account A or for any Mutual Fund. Actual expenses may be greater or less than those shown above. Similarly, the 5% annual rate of return assumed in the examples is not an estimate or guarantee of future investment performance.

CONDENSED FINANCIAL INFORMATION

There were no historical unit values as of the date of this prospectus.

INVESTMENT OPTIONS

Variable Investment Options

Separate Account A. VALIC established Separate Account A on July 25, 1979. The Separate Account has several Divisions, 43 of which are available under the Contract offered by this prospectus. VALIC acts as self-custodian for the Mutual Fund shares owned through the Separate Account. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940 ("1940 Act"). Each Division of the Separate Account is part of VALIC's general business, and the assets of the Separate Account belong to VALIC. Under Texas law and the terms of the Contracts, the assets of the Separate Account will not be chargeable with liabilities arising out of any other business that VALIC may conduct. These assets will be held exclusively to meet VALIC's obligations under this Contract and other variable annuity contracts issued through the Separate Account. Furthermore, VALIC credits or charges the Separate Account with the income, gains, and losses from the Separate Account's assets, whether or not realized, without regard to other income, gains, or losses of VALIC.

Divisions. We divided the Separate Account into Divisions, each of which invests in shares of a corresponding underlying Fund. You may invest your Premium Payment in Divisions investing in the Funds listed in the following table.

Variable Investment Option (Division)	Investment Objective and Strategy	Investment Adviser and Sub-Adviser
Ariel Appreciation Fund	Seeks long-term capital appreciation by investing primarily in the stocks of medium-sized companies with market capitalizations between $2.5 billion and $20 billion at the time of initial purchase.	Adviser: Ariel Capital Management, LLC.
Ariel Fund

Seeks long-term capital appreciation by investing primarily in the stocks of small companies with a market capitalization generally between $500 million and $2.5 billion at the time of initial purchase.

Adviser: Ariel Capital Management, LLC
Vanguard LifeStrategy Conservative Growth Fund

Seeks to provide current income and low to moderate capital appreciation. This is a fund of funds, investing in other Vanguard mutual funds according to a fixed formula that typically results in an allocation of about 40% of assets to bonds, 20% to short-term fixed income investments, and 40% to common stocks. The fund's indirect bond holdings are a diversified mix of short-, intermediate- and long-term U.S. government, agency, and investment-grade corporate bonds, as well as mortgage-backed securities. The fund's indirect stock holdings consist substantially of large-cap U.S. stocks and, to a lesser extent, mid- and small-cap U.S. stocks and foreign stocks.

The fund does not employ an investment adviser. Instead, the fund's Board of Trustees decides how to allocate the fund's assets among the underlying funds.
Vanguard LifeStrategy Growth Fund

Seeks to provide capital appreciation and some current income. This is a fund of funds, investing in other Vanguard mutual funds according to a fixed formula that typically results in an allocation of about 80% of assets to common stocks and 20% to bonds. The fund's indirect stock holdings consist substantially of large-cap U.S. stocks and to a lesser extent, mid- and small-cap U.S. stocks and foreign stocks. Its indirect bond holdings are a diversified mix of short-, intermediate- and long-term U.S. government, agency, and investment-grade corporate bonds, as well as mortgage-backed and asset-backed securities.

The fund does not employ an investment adviser. Instead, the fund's Board of Trustees decides how to allocate the fund's assets among the underlying funds.
Vanguard LifeStrategy Moderate Growth Fund

Seeks to provide capital appreciation and a low to moderate level of current income. This is a fund of funds, investing in other Vanguard mutual funds according to a fixed formula that typically results in an allocation of about 60% of assets to common stocks and 40% to bonds. The fund's indirect stock holdings consist substantially of large-cap U.S. stocks and, to a lesser extent, mid- and small-cap U.S. stocks and foreign stocks. The fund's indirect bond holdings are a diversified mix of short-, intermediate- and long-term U.S. government, agency, and investment-grade corporate bonds, as well as mortgage-backed securities.

The fund does not employ an investment adviser. Instead, the fund's Board of Trustees decides how to allocate the fund's assets among the underlying funds.
Vanguard Long-Term Investment-Grade Fund

Seeks to provide a high and sustainable level of current income by investing in a variety of high quality and, to a lesser extent, medium-quality fixed income securities. The fund is expected to maintain a dollar-weighted average maturity of 15 to 25 years.

Adviser: Wellington Management Company, LLP
Vanguard Long-Term Treasury Fund

Seeks to provide a high and sustainable level of current income by investing primarily in U.S. Treasury securities. The fund is expected to maintain a dollar-weighted average maturity between 15 and 30 years.

Adviser: The Vanguard Group
Vanguard Wellington Fund

Seeks to provide long-term capital appreciation and reasonable current income by investing in dividend paying, and, to a lesser extent, non-dividend-paying common stocks of established large- and medium-sized companies. In choosing these companies, the Adviser seeks those that appear to be undervalued but which have prospects to improve. The fund also invests in investment grade corporate bonds, with some exposure to U.S. Treasury, government agency and mortgage-backed securities.

Adviser: Wellington Management Company, LLP
Vanguard Windsor II Fund	Seeks to provide long-term capital appreciation and income. The fund invests mainly in medium- and large-sized companies whose stocks are considered by the fund's advisers to be undervalued.	Adviser: Barrow, Hanley, Mewhinney & Strauss, Inc.; Equinox Capital Management, LLC; Hotchkis and Wiley Capital Management, LLC; Tukman Capital Management, Inc.; and The Vanguard Group
VALIC Company I
Asset Allocation Fund

Seeks maximum aggregate rate of return over the long term through controlled investment risk by adjusting its investment mix among stocks, long-term debt securities and short-term money market securities.

Adviser: VALIC Sub-Adviser: AIG Global Investment Corp.
Blue Chip Growth Fund	Seeks long-term capital growth by investing in the common stocks of large and medium-sized blue chip growth companies. Income is a secondary objective.	Adviser: VALIC Sub-Adviser: T. Rowe Price Associates, Inc.
Capital Conservation Fund

Seeks the highest possible total return consistent with the preservation of capital through current income and capital gains on investments in intermediate- and long-term debt instruments and other income-producing securities.

Adviser: VALIC Sub-Adviser: AIG Global Investment Corp.
Core Equity Fund	Seeks to provide long-term growth of capital through investment primarily in the equity securities of large-cap quality companies with long-term growth potential.	Adviser: VALIC Sub-Adviser: WM Advisors, Inc. and Wellington Management Company, LLP
Government Securities Fund	Seeks high current income and protection of capital through investments in intermediate- and long-term U.S. government and government-sponsored debt securities.	Adviser: VALIC Sub-Adviser: AIG Global Investment Corp.
Growth & Income Fund	Seeks long-term growth of capital and secondarily, current income through investment in common stocks and equity-related securities.	Adviser: VALIC Sub-adviser: AIG SunAmerica Asset Management Corp.
Health Sciences Fund

Seeks long-term capital growth through investments primarily in the common stocks of companies engaged in the research, development, production, or distribution of products or services related to health care, medicine, or the life sciences.

Adviser: VALIC Sub-Adviser: T. Rowe Price Associates Inc.
Inflation Protected Fund

Seeks maximum real return, consistent with appreciation of capital and prudent investment engagement. The fund invests in inflation-indexed bonds of varying maturities issued by U.S. and non-U.S. governments and corporations.

Adviser: VALIC Sub-Adviser: AIG Global Investment Corp.
International Equities Fund

Seeks to provide long-term growth of capital through investments primarily in a diversified portfolio of equity and equity-related securities of foreign issuers that, as a group, the Sub-Adviser believes may provide investment results closely corresponding to the performance of the Morgan Stanley Capital International, Europe, Australasia and the Far East Index.

Adviser: VALIC Sub-Adviser: AIG Global Investment Corp.
International Government Bond Fund

Seeks high current income through investments primarily in investment grade debt securities issued or guaranteed by foreign governments. This fund is classified as "non-diversified" because it expects to concentrate in certain foreign government securities. Also, the fund attempts to have all of its investments payable in foreign securities. The fund may convert its cash to foreign currency.

Adviser: VALIC Sub-Adviser: AIG Global Investment Corp.
International Growth I Fund

Seeks capital growth through investments primarily in equity securities of issuers in developed foreign countries. The Sub-Adviser uses a growth strategy it developed to invest in stocks it believes will increase in value over time.

Adviser: VALIC Sub-Adviser: American Century Global Investment Management, Inc.
Mid Cap Index Fund

Seeks to provide growth of capital through investments primarily in a diversified portfolio of common stocks that, as a group, are expected to provide investment results closely corresponding to the performance of the S&P MidCap 400(R) Index.

Adviser: VALIC Sub-adviser: AIG Global Investment Corp.
Money Market I Fund	Seeks liquidity, protection of capital and current income through investments in short-term money market instruments.	Adviser: VALIC Sub-Adviser: AIG SunAmerica Asset Management Corp.
Nasdaq - 100(R) Index Fund

Seeks long-term capital growth through investments in the stocks that are included in the Nasdaq-100(R) Index. The fund is a non-diversified fund, meaning that it can invest more than 5% of its assets in the stocks of one company. The fund concentrates in the technology sector, in the proportion consistent with the industry weightings in the Index.

Adviser: VALIC Sub-adviser: AIG Global Investment Corp.
Science & Technology Fund

Seeks long-term capital appreciation through investments primarily in the common stocks of companies that are expected to benefit from the development, advancement, and use of science and technology. Several industries are likely to be included, such as electronics, communications, e-commerce, information services, media, life sciences and health care, environmental services, chemicals and synthetic materials, and defense and aerospace.

Adviser: VALIC Sub-Adviser: T. Rowe Price Associates Inc.
Small Cap Fund	Seeks to provide long-term capital growth by investing primarily in the stocks of small companies, with market capitalizations of approximately $2.5 billion or less.	Adviser: VALIC Sub-Advisers: American Century Investment Management, Inc., Franklin Portfolio Associates, Inc. and T. Rowe Price Associates, Inc.
Small Cap Index Fund

Seeks to provide growth of capital through investment primarily in a diversified portfolio of common stocks that, as a group, the Sub-Adviser believes may provide investment results closely corresponding to the performance of the Russell 2000(R) Index.

Adviser: VALIC Sub-adviser: AIG Global Investment Corp.
Social Awareness Fund

Seeks to obtain growth of capital through investment, primarily in common stocks of companies which meet the social criteria established for the fund. The fund does not invest in companies that are significantly engaged in the production of nuclear energy; the manufacture of military weapons or delivery systems; the manufacture of alcoholic beverages or tobacco products; the operation of gambling casinos; or business practices or the production of products that significantly pollute the environment.

Adviser: VALIC Sub-adviser: AIG Global Investment Corp.
Stock Index Fund	Seeks long-term capital growth through investment in common stocks that, as a group, are expected to provide investment results closely corresponding to the performance of the S&P 500(R) Index.	Adviser: VALIC Sub-adviser: AIG Global Investment Corp.
Value Fund

Seeks capital growth and current income through investments primarily in common stocks of large U.S. companies, focusing on value stocks that the Sub-Adviser believes are currently undervalued by the market.

Adviser: VALIC Sub-Adviser: Oppenheimer Funds, Inc.
VALIC Company II
Aggressive Growth Lifestyle Fund

Seeks growth through investments in a combination of the different funds offered in VALIC Company I and VALIC Company II. This fund of funds is suitable for investors seeking the potential for capital growth that a fund investing predominately in equity securities may offer.

Adviser: VALIC Sub-Adviser: AIG Global Investment Corp.
Conservative Growth Lifestyle Fund

Seeks current income and low to moderate growth of capital through investments in a combination of the different funds offered in VALIC Company I and VALIC Company II. This fund of funds is suitable for investors who invest in equity securities, but who are not willing to assume the market risks of either the Aggressive Growth Lifestyle Fund or the Moderate Growth Lifestyle Fund.

Adviser: VALIC Sub-Adviser: AIG Global Investment Corp.
Core Bond Fund

Seeks the highest possible total return consistent with the conservation of capital through investments in medium- to high-quality fixed income securities. These securities include corporate debt securities, securities issued or guaranteed by the U.S. government, mortgage-backed, or asset-backed securities.

Adviser: VALIC Sub-Adviser: AIG Global Investment Corp.
High Yield Bond Fund

Seeks the highest possible total return and income consistent with conservation of capital through investment in a diversified portfolio of high yielding, high risk fixed income securities. These securities include below-investment-grade junk bonds.

Adviser: VALIC Sub-Adviser: AIG Global Investment Corp.
International Small Cap Equity Fund

Seeks to provide capital appreciation through investments mainly in stocks issued by companies outside the U.S. Normally, the Sub-Adviser will invest in at least three countries other than the U.S., selecting countries and industries it believes have favorable investment potential.

Adviser: VALIC Sub-Adviser: AIG Global Investment Corp.
Large Cap Value Fund

Seeks to provide total returns that exceed over time the Russell 1000(R) Value Index through investment in equity securities. The Russell 1000(R) Value Index is a sub-index of the Russell 3000(R) Index, which follows the 3,000 largest U.S. companies, based on total market capitalization.

Adviser: VALIC Sub-Adviser: AIG Global Investment Corp.
Mid Cap Growth Fund

Seeks capital appreciation principally through investments in medium-capitalization equity securities, such as common and preferred stocks and securities convertible into common stocks. The Sub-Adviser defines mid-sized companies as companies that are included in the Russell Mid-Cap(R) Index.

Adviser: VALIC Sub-Adviser: AIM Capital Management, Inc.
Mid Cap Value Fund

Seeks capital growth, through investment in equity securities of medium capitalization companies using a value-oriented investment approach. Mid-capitalization companies include companies with a market capitalization equaling or exceeding $500 million, but not exceeding the largest market capitalization of the Russell Mid-Cap(R) Index range.

Adviser: VALIC Sub-Adviser: Wellington Management, Inc.
Moderate Growth Lifestyle Fund

Seeks growth and current income through investments in a combination of the different funds offered in VALIC Company I and VALIC Company II. This fund of funds is suitable for investors who invest in equity securities, but who are not willing to assume the market risks of the Aggressive Growth Lifestyle Fund.

Adviser: VALIC Sub-Adviser: AIG Global Investment Corp.
Money Market II Fund	Seeks liquidity, protection of capital and current income through investments in short-term money market instruments.	Adviser: VALIC Sub-Adviser: AIG SunAmerica Asset Management Corp.
Small Cap Growth Fund

Seeks to provide long-term capital growth through investments primarily in the equity securities of small companies with market caps not exceeding $1.5 billion or the highest market cap value in the Russell 2000 (R) Growth Index, whichever is greater, at the time of purchase.

Adviser: VALIC Sub-Adviser: Franklin Advisers, Inc.
Small Cap Value Fund

Seeks to provide maximum long-term return, consistent with reasonable risk to principal, by investing primarily in securities of small-capitalization companies in terms of revenue and/or market capitalization. Small-cap companies are companies whose total market capitalizations range from $100 million to $3 billion at the time of purchase.

Adviser: VALIC Sub-Adviser: JP Morgan Investment Advisors, Inc.
Socially Responsible Fund

Seeks to obtain growth of capital through investment, primarily in equity securities, of companies which meet the social criteria established for the fund. The fund does not invest in companies that are significantly engaged in the production of nuclear energy; the manufacture of weapons or delivery systems; the manufacture of alcoholic beverages or tobacco products; the operation of gambling casinos; or business practices or the production of products that significantly pollute the environment.

Adviser: VALIC Sub-Adviser: AIG Global Investment Corp.
Strategic Bond Fund

Seeks the highest possible total return and income consistent with conservation of capital through investment in a diversified portfolio of income producing securities. The fund invests in a broad range of fixed-income securities, including investment grade bonds, U.S. government and agency obligations, mortgage-backed securities, and U.S., Canadian, and foreign high risk, high yield bonds.

Adviser: VALIC Sub-Adviser: AIG Global Investment Corp.

From time to time, certain Fund names are changed. When we are notified of a name change, we will make changes so that the new name is properly shown. However, until we complete the changes, we may provide you with various forms, reports and confirmations that reflect a Fund's prior name.

You can learn more about the Funds, their investment policies, risks, expenses and all other aspects of their operations by reading their prospectuses, available at www.aigvalic.com. You should carefully read the Funds' prospectuses before you select any variable investment option. We do not guarantee that any Fund will achieve its objective. In addition, no single Fund or investment option, by itself, constitutes a balanced investment plan.

Some of the Mutual Funds or their affiliates have an agreement with the Company to pay the Company for administrative and shareholder services it provides to the underlying Fund. The Company may, in its discretion, apply some or all of these payments to reduce its charges to the Division investing in that Fund. We receive payments for the administrative services we perform, such as account recordkeeping, proxy mailing and tabulation, mailing of Fund-related information and responding to inquiries about the Funds. Currently, these payments range from 0.00% to 0.10% of the market value of the assets invested in the underlying Fund as of a certain date, usually paid at the end of each calendar quarter. We may also receive what is referred to as "12b-1 fees" from some of the Funds themselves. These fees are designed to help pay for our direct and indirect distribution costs. These fees are generally equal to 0.25% of the daily market value of the assets invested in the underlying Fund. We use these fees received to directly reduce the Separate Account Charges; thus, the net separate account charges are reflected in the Fee Tables. The Separate Account Charges are guaranteed and may not be increased for the life of the Contracts. From time to time some of these fund arrangements may be renegotiated so that we receive a greater payment than previously paid. These fee arrangements do not result in any additional charges to Contract Owners or Participants.

Voting Privileges. We own the Funds' shares held in the Separate Account. However, you may be asked to instruct us how to vote the Fund shares held in the various Funds that are attributable to your Contract at meetings of shareholders of the Funds. The number of votes for which you may give directions will be determined as of the record date for the meeting. The number of votes that you may direct related to a particular Fund is equal to (a) your amount invested in that Fund divided by (b) the net asset value of one share of that Fund. Fractional votes will be recognized.

We will vote all shares of each Fund that we hold of record, including any shares we own on our own behalf, in the same proportions as those shares for which we have received instructions from Contract Owners participating in that Fund through the Separate Account.

If you are asked to give us voting instructions, we will send you the proxy material and a form for providing such instructions. Should we determine that we are no longer required to send the Contract Owner such materials, we will vote the shares as we determine in our sole discretion.

In certain cases, we may disregard instructions relating to changes in a Fund's investment manager or its investment policies. We will advise you if we do and explain the reasons in our next report to Contract Owners. VALIC reserves the right to modify these procedures in any manner that the laws in effect from time to time allow.

Fixed Account

Any portion of your net Premium Payment you allocate to the Fixed Account goes into our general account. The general account is invested in assets permitted by state insurance law. It is made up of all of our assets other than assets attributable to our variable accounts. Unlike our Separate Account assets, assets in the general account are subject to claims of Contract Owners like you, as well as claims made by our other creditors. The availability of the Fixed Account option may be restricted in some states. The offering of interests under the Contract relating to the Fixed Account is not registered under The Securities Act of 1933, as amended (the "1933 Act"), and the Fixed Account is not registered as an investment company under the 1940 Act. Accordingly, neither the Fixed Account nor any interests therein generally are subject to the provisions of the 1933 or 1940 Acts. We have been advised that the staff of the SEC has not reviewed the disclosures in this prospectus relating to the Fixed Account. Disclosures regarding the Fixed Account, however, may be subject to the general provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

To the extent that you allocate premium or transfer amounts into the Fixed Account, we guarantee that the amount of the Income Payments you receive will be unaffected by investment performance.

No transfers to a variable investment option may be made from the Fixed Account under the Contract.

PARTIES INVOLVED IN THE CONTRACT

Several parties may play a role in the Contract. These include the Contract Owner, the Annuitant (and the Joint Annuitant, where applicable), and the Beneficiary.

Contract Owner

Unless otherwise provided, you have all rights under the Contract. Purchasers who name someone other than themselves as the Contract Owner will have no rights under the Contract.

At the time of application, you designate/elect:

  an Annuitant, and if applicable, a Joint Annuitant (if this is a Qualified Contract, the Owner and Annuitant must be the same);
  the frequency of Income Payments, Payout Option, Assumed Investment Return, and Income Start Date;
  a Beneficiary, and if applicable, a contingent Beneficiary;
  the portion of the single Premium Payment used to purchase fixed Income Payments and/or variable Income Payments;
  the allocation among investment options; and
  any optional Contract features such as Benefit Leveling (see page __) and Inflation Protection (see page __).

Ownership Rights Between the Contract Date and the Income Start Date. Between the date of issue and the Income Start Date, you have the right to:

  cancel the Contract during the free look period;
  change the Beneficiary and/or the contingent Beneficiary;
  change allocations among investment options (subject to certain limitations);
  depending on the Payout Option selected, you may elect to take a partial or full withdrawal, subject to any restrictions described in this prospectus;
  elect or revoke a prior election of Benefit Leveling; and
  on Non-Qualified Contracts only: change Contract Owner, Joint Contract Owner and/or Payee.

Ownership Rights Between the Income Start Date and Prior to the Annuitant's Death. After the Income Start Date and prior to the Annuitant's death, you have the right to:

  for Non-Qualified Contracts only, change the Contract Owner and/or Joint Contract Owner change the Beneficiary and/or the contingent Beneficiary;
  change allocations among investment options;
  depending on the Payout Option selected, you may elect to take a partial or full withdrawal, subject to any restrictions described in this prospectus;
  elect or discontinue Benefit Leveling; and
  elect or discontinue Automatic Rebalancing.

Changes. All changes, except those to Benefit Leveling, will take effect as of the time such changes are recorded by VALIC, whether or not the Contract Owner or Annuitant is living at the time of the recording. VALIC will not be liable for any payments made or actions taken by VALIC before recording the change.

VALIC may require that all changes be submitted in writing or in another form VALIC deems acceptable. VALIC may require that signatures be guaranteed by a member firm of a major stock exchange or other depository institution qualified to give such a guarantee. VALIC may also require that signatures be properly notarized under state law.

Any changes in the Contract Owner, Joint Contract Owner or Annuitant could have adverse tax consequences. You should consult a tax advisor before any changes are requested. VALIC is not responsible for the tax consequences of any ownership or Annuitant changes.

Beneficiary and Contingent Beneficiary

The Beneficiary is the person who may receive benefits under the Contract if the Contract Owner, who is also the Annuitant (and the Joint Annuitant, if applicable) dies after the Annuity Start Date. The Contract Owner can name more than one Beneficiary. The Beneficiaries will share the benefits equally, unless otherwise specified.

If no Beneficiary survives the Annuitant (and the Joint Annuitant, if applicable) the Beneficiary's rights will vest in the contingent Beneficiary. Contingent Beneficiaries will share the benefits equally, unless otherwise specified.

If no Beneficiary or contingent Beneficiary survives the Annuitant (and the Joint Annuitant, if applicable), all Beneficiary rights will vest with the Contract Owner or the last surviving Contract Owner's estate.

THE CONTRACT AND HOW IT WORKS

General Description

An annuity is a Contract between you, as the Contract Owner, and a life insurance company. In return for your one time Premium Payment, the Contract provides a stream of income in the form of Income Payments beginning on the Income Start Date you select. The Income Start Date must be within 12 months of the Contract Date. You may purchase the Contract using after-tax dollars (a Non-Qualified Contract), or you may purchase the Contract by rolling over assets from an individual retirement annuity or account or from a qualified plan (a Qualified Contract). Currently immediate annuities are often referred to as "income annuities."

The Contract is called a variable annuity because you have the ability to allocate your money among investment options that fluctuate in value (variable investment options). Each variable investment option constitutes a Division of our Separate Account, investing in shares of a corresponding Fund. Depending on market conditions, the various Funds may increase or decrease in value. If you allocate money to the variable investment option, the amount of the variable Income Payments will depend on the investment performance of the corresponding underlying Funds, along with certain other factors. See "INCOME PAYMENTS" on page __.

The Contract also has a fixed investment option, the Fixed Account that is part of our general account. Each Income Payment from the Fixed Account of your Contract will not fluctuate from the scheduled amount set forth in your Contract, unless amounts are later transferred from the variable investment options to the Fixed Account.

Under the Contract, you will have access to your investment only through Income Payments, or certain limited withdrawal provisions. The Contract should only be purchased by individuals who will not need access to their full Premium Payment in the immediate or short-term future.

Purchasing a Contract

You may purchase a Contract by completing and submitting an application along with a single Premium Payment. You may also transfer assets from an existing investment or insurance product. Such transfers might include a 1035 exchange, a transfer of accumulated funds from an IRA, Roth IRA or Qualified Contract or funds transferred from mutual fund accounts or other non-qualified accounts. The minimum single Premium Payment is $20,000. No additional Premium Payments are permitted (although monies may be paid into the Contract from multiple sources). We reserve the right to accept a Premium Payment below that amount or reject a Premium Payment in excess of limits we establish from time to time. Prior VALIC approval is required for, and certain restrictions may apply to, any single Premium Payment that would exceed $1,000,000. We reserve the right to allocate any Premium Payment to the Money Market I Fund for 15 days after we receive it. (In some states this period may be longer). See "Right to Cancel" below.

You must be of legal age (age of majority) in the state where the Contract is being purchased or a guardian must act on your behalf.

The method you use to purchase a Contract may have certain tax consequences. You should consult a tax advisor to determine the best strategy for your individual situation.

Allocation of Single Premium Payment

When we receive your properly completed application, we will apply the full amount of your net Premium Payment (Premium Payment minus taxes and one time charges) to the purchase of a Contract within two Valuation Days. We will consider your application properly completed when:

  you have provided all the information requested on the application form;
  we have received adequate proof of the Annuitant's date of birth (and the date of birth of a Joint Annuitant, if any); and
  we receive the entire amount of your Premium Payment (from all sources).

The date we credit your Premium Payment and issue a Contract is called the Contract Date. If your application is incomplete, we will request the information necessary to complete the application. If you do not furnish the information to us within five Valuation Days of the time we receive your application, we will return your Premium Payment unless we obtain your specific permission to keep it until you complete the application.

The Contract Owner determines the initial allocation of the net Premium Payment between the Fixed Account and the Divisions. The initial allocation is shown on the application for a Contract and will remain in effect until changed by written notice or by telephone authorization from the Contract Owner. Allocations to the fixed and variable investment options cannot be less than 5% per option and must be equal to 100%.

Over the lifetime of your Contract, you may allocate part or all of your net Premium Payment to no more than 20 Divisions at any one time.

Right to Cancel

If you change your mind about purchasing the Contract, you can cancel it within 10 days after receiving it (or the period required in your state). To exercise your Right to Cancel your Contract, you must mail it directly to our Administrative Center within 10 days after you receive it. In a few states, if your Contract is replacing an existing annuity or life policy, this period may be longer.

You will receive back the current value of your Contract on the day we receive your request, less any previously deducted contract charges and Income Payments paid (in states where permitted). In certain states, we may be required to give you back your Premium Payment if you decide to cancel your Contract within 10 days after receiving it (or the period required in your state). If that is the case, we reserve the right to allocate your Premium Payment, if it exceeds $1,000,000, to the Money Market I Fund for 15 days after we receive it. (In some states, the period may be longer.) At the end of that period, we will re-allocate your money as you selected. Currently, however, we will directly allocate your money to the investment option(s) you have selected. As with all variable investment options, you bear the risk associated with investment in the Money Market I Fund.

Key Contract Dates

During the life of your Contract there are certain significant dates that may impact certain features of your Contract.

  Contract Date. The Contract Date is the day your Contract is issued and becomes effective. See "Allocation of Premium Payment" on page __.
  Income Start Date. The Income Start Date is the date on which Income Payments begin. You choose the Income Start Date when you purchase the Contract (and it cannot be changed). The Income Start Date cannot be later than 12 months after the Contract Date and prior to the 90th birthday. The Income Start Date is the same date as the Annuity Starting Date for certain federal income tax purposes.
  Modal Time Period. The Modal Time Period is the period of time between which Income Payments are made. For example, if you elect to receive Income Payments on a monthly basis, the Modal Time Period begins after an Income Payment is made and ends a month later when the next Income Payment is made. During the Modal Time Period, your next variable Income Payment (if applicable) is calculated based on the performance of the Divisions you have chosen, your selected Assumed Investment Return and certain other factors.
  Income End Date. The Income End Date is the day on which your Income Payments are set to end.

Income Payments

See the "INCOME PAYMENTS" section of this prospectus on page __.

Access to your Money

See the "ACCESS TO YOUR MONEY" section of this prospectus on page __.

Rights Reserved by the Company

The Company reserves the following rights to:

  Reflect a change in the Separate Account or any Division thereunder;
  Create new separate accounts;
  Operate the Separate Account in any form permitted under the 1940 Act or in any other form permitted by law;
  Transfer any assets in any Division in the Separate Account, or combine the Separate Account with another Separate Account;
  Add, combine or remove Divisions in the Separate Account, or combine the Separate Account with another separate account;
  Make any new Divisions available to the Contract Owner on a basis to be determined by the Company;
  Substitute for the shares held in any Division, the shares of another underlying fund or the shares of another investment company or any other investment permitted by law;
  Make any changes as required by the Internal Revenue Code (the "Code") or by any other applicable law, regulation or interpretation in order to continue treatment of this Contract as an annuity; or
  Make any changes to comply with the rules of any Fund.

TRANSFERS

Transfers Among Investment Options

The initial allocation of your Premium Payment among investment options to provide variable and/or fixed Income Payments can be changed by transfers of values among the investment options made by written request or by telephone. We reserve the right to charge $25 per transfer after the first 12 transfers in any Contract Year. We consider your instruction to transfer from or to more than one investment option at the same time to be one transfer. No transfers can be made from the Fixed Account to a variable investment option, but transfers can be made from the variable investment options to the Fixed Account or to other variable investment options. See "Allocation of Premium Payment" on page __ of this prospectus for additional limitations on transfers.

How Transfers among Variable Investment Options are Effected
  The number of Annuity Income Units in the Division from which Annuity Income Units will be withdrawn is multiplied by the current Annuity Income Unit Value of that Division.
  The final value from (A) is divided by the current Annuity Unit Value of the Division into which the transfer is going.
  The result of (B) is the number of Annuity Units allocated to the new Division.

The minimum amount that can be transferred is $50 worth of annuity units. The transfer request must clearly state which investment options are involved and the percentage of annuity units to be transferred. The minimum value of a variable investment option is $50.

Telephone Transfers

If you have properly authorized telephone transactions, you may make telephone transfers, subject to our policies and procedures. We will honor telephone instructions from any person who provides the correct information, so there is a risk of possible loss to you if unauthorized persons use this service in your name. Our current procedure is that only the Contract Owner(s) may make a transfer request by phone. We are not liable for any acts or omissions based upon instructions that we reasonably believe to be genuine. Our procedures include verification of certain Contract Owner information. We will promptly mail a written confirmation of the transaction to your last known address. If (a) many people seek to make telephone requests at or about the same time, or (b) our recording equipment malfunctions, it may be impossible for you to make a telephone request at the time you wish. You should submit a written request if you cannot make a telephone transfer. Also, if, due to malfunction or other circumstances, your telephone request is incomplete or not fully comprehensible, we will not process the transaction. The phone number for telephone requests is 1-800-428-2542.

Effective Date of Transfers Among Variable Investment Options

When you transfer money among the variable investment options, we will redeem Annuity Income Units of the affected Divisions at their prices as of the end of the current Valuation Date. We will credit any Division you transfer the money to at the same time. The value of the allocation in each Division will change with that Division's investment performance. You should periodically review your allocations in light of market conditions and financial objectives.

Policy Against Market Timing and Frequent Transfers

VALIC has a policy to discourage excessive trading and market timing and has therefore placed limits on trading. You may make up to 12 transfers per calendar year between variable investment options. These transfers may be submitted in writing or by telephone. Multiple transfers between variable investment options on the same day will be counted as a single transfer for purposes of applying this limitation. Transfers in excess of this limit may be required to be submitted in writing by regular U.S. mail and/or you may be restricted to one transfer every 30 days.

The Contracts and variable investment options are not designed to accommodate short-term trading or "market timing" organizations or individuals engaged in trading strategies that include programmed transfers, frequent transfers or transfers that are large in relation to the total assets of an underlying Mutual Fund. These trading strategies may be disruptive to the underlying Mutual Funds by diluting the value of the fund shares, negatively affecting investment strategies and increasing portfolio turnover, as well as raising recordkeeping and transaction costs. Further, excessive trading harms fund investors, as the excessive trader takes security profits intended for the entire fund, in effect forcing securities to be sold to meet redemption needs. The premature selling and disrupted investment strategy causes the fund's performance to suffer, and exerts downward pressure on the fund's price per share. If we determine, in our sole discretion, that your transfer patterns among the Account Options reflect a potentially harmful strategy, we will require that transfers be submitted in writing by regular U.S. mail, to protect the other investors.

Regardless of the number of transfers you have made, we will monitor and may restrict your transfer privileges, if it appears that you are engaging in a potentially harmful pattern of transfers. We will notify you in writing if you are restricted to mailing transfer requests to us via the U.S. mail service. Some of the factors we will consider when reviewing transfer activities include:

  the dollar amount of the transfer;
  the total assets of the variable investment option involved in the transfer;
  the number of transfers completed in the current calendar quarter; or
  whether the transfer is part of a pattern of transfers to take advantage of short-term market fluctuations.

We intend to enforce these frequent trading policies uniformly for all Contract Owners. We make no assurances that all the risks associated with frequent trading will be completely eliminated by these policies and/or restrictions. If we are unable to detect or prevent market timing activity, the effect of such activity may result in additional transaction costs for the variable investment options and dilution of long-term performance returns. Thus, the value of your account may be lower due to the effect of the extra costs and resultant lower performance. We reserve the right to modify these policies at any time.

EXPENSES

Separate Account Charge

As part of our calculation of the value of Annuity Income Units, we deduct a separate account charge, ranging from 0.75% to 1.25%, depending on the variable investment option selected. This separate account charge includes mortality and expense risk and administrative charges.

The mortality and expense risk charge compensates us for assuming the risk that we will have to make Income Payments for longer than we anticipate, and for assuming the risk that current charges will be insufficient in the future to cover the costs associated with the Contract. If the charges under the Contract are not sufficient, we will bear the loss. If the charges are sufficient, we will keep the balance of this charge as profit. The Company assumes the risk of making all applicable monthly Income Payments regardless of how long Annuitants may live.

A portion of the separate account charge is for administration and operations, such as allocating the premium and administering the Contracts. The Company incurs charges for administrative expenses, which are guaranteed not to increase beyond the rates shown for the life of the Contract, but may not be enough to cover the actual costs of issuing and administering the Contract.

Withdrawal Charge

Unless a withdrawal is exempt from the Withdrawal Charge (as discussed below), a Withdrawal Charge of 2% of the amount that you withdraw during the first three Contract Years will apply to your Contract and a Withdrawal Charge of 1% of the amount that you withdraw during the next four Contract Years will apply to your Contract.

The Withdrawal Charge reimburses us for part of our expense for distributing the Contracts and is deducted from the total withdrawal amount requested.

The Withdrawal Charge will not apply to:

  any amounts paid out as fixed and/or variable Income Payments;
  any amounts paid out upon the death of the Contract Owner or Annuitant; and
  any amounts withdrawn beginning in the ninth Contract Year.

Premium Taxes

We will deduct from your Premium Payment any Premium Tax imposed on us by the state or locality where you reside. Premium Taxes currently imposed on the Contract by various states range from 0% to 1% of your Premium Payment for Qualified Contracts and from 0% to 3.5% of your Premium Payment for Non-Qualified Contracts. In addition, some local governments may also levy other taxes. These taxes are deducted from your Premium Payment upon its receipt by us.

Transfer Fee

We reserve the right to charge $25 per transfer after the first 12 transfers in any Contract Year. We are not currently charging this fee.

Fund Expenses

There are deductions from and expenses paid out of the assets of the various Funds. These charges are described in the prospectuses for the Funds. The maximum and minimum Fund expenses are described in the fee table on page __ of this prospectus.

General

If the charges that we collect from the Contract exceed our total costs in connection with the Contract, we will earn a profit. Otherwise we will incur a loss. The charges remain constant over the life of the Contract; we reserve the right to increase the charges to the maximum amounts on Contracts issued in the future.

INCOME PAYMENTS

Generally

Beginning on the Income Start Date, the Annuitant will receive a stream of periodic Income Payments. You may choose Income Payments that are fixed, variable, or a combination of fixed and variable. Currently immediate annuities are often referred to as "income annuities."

Fixed Income Payments. Fixed Income Payments provide for a stream of income guaranteed by the Company that doesn't change (unless you later transfer money from the variable investment options to the Fixed Account) over the course of your lifetime or for the Certain Period (as scheduled in your Contract).

Variable Income Payments. Variable Income Payments provide for a stream of income that fluctuates based on the performance, adjusted by the Assumed Investment Return if Benefit Leveling is in effect, of the variable investment options that you choose. You can transfer money among the Divisions that make up the variable investment options, subject to certain fees and restrictions.

Combination Fixed and Variable Income Payments. By allocating a portion of your money to the Fixed Account and the Separate Account, through the variable investment options, you receive Income Payments a portion of which is guaranteed to never change from what is scheduled in your Contract, and a portion of which fluctuates based on the performance, adjusted by the Assumed Investment Return if Benefit Leveling is in effect, of the variable investment options that you have chosen.

If you select variable or combination fixed and variable Income Payments options, your investment is subject to market fluctuation. The value of your Contract and the amount of each Income Payment you receive could increase or decrease.

Income Start Date

We call the date that your Income Payments begin the Income Start Date. At the time that you purchase the Contract, you select the Income Start Date. The Income Start Date must be within 12 months after the Contract Date and can start as early as two weeks after we receive your Premium Payment. If a state requires that Income Payments begin prior to such date, we must comply with those requirements.

Frequency and Amount of Income Payments

Income Payments are made based on the Payout Option and frequency selected. Income Payment frequencies available are: monthly, quarterly, semi-annually, or annually. In no event will VALIC make Income Payments less frequently than annually.

VALIC reserves the right to change the frequency of Income Payments if the amount of any Income Payment becomes less than $100. The Income Payment frequency will be changed to an interval that will result in Income Payments of at least $100.

Modal Time Period. The Modal Time Period is the period of time (or "mode") between which Income Payments are made. For example, if you elect to receive Income Payments on a monthly basis, the Modal Time Period begins after an Income Payment is made and ends a month later when the next Income Payment is made. During the Modal Time Period, the amount of your next Income Payment is calculated.

If the Contract Owner elects Benefit Leveling, variable Income Payments will be adjusted to reflect the performance of the investment options annually, instead of with every Income Payment.

Benefit Leveling Procedures. If Benefit Leveling is elected the number of Annuity Income Units necessary to make the Income Payments for the following period will be calculated. The current Benefit Leveling Assumed Investment Rate will be used to calculate the amount of level Income Payments for the following period. The level Income Payment calculated for each subsequent Benefit Leveling period could be higher or lower than the level Income Payment for the previous period.

Once elected (with 15 or more business days' prior notice to VALIC), Benefit Leveling will take effect as of the date of the Income Start Date or the next anniversary of the Income Start Date. Benefit Leveling will automatically renew on each anniversary thereof. You can cancel Benefit Leveling for the next period by notifying us within 15 or more business days' of the beginning of the next period. The process of calculating leveled variable Income Payments for Benefit Leveling will take place during the last Modal Time Period prior to the start of each Benefit Leveling period.

VALIC reserves the right to discontinue Benefit Leveling at any time. If VALIC does discontinue this program, any Contract Owner receiving leveled variable Income Payments will continue to do so until the current Benefit Leveling period is completed.

Unless you have selected A Certain Period Only as your Payout Option, no withdrawal from the Contract's variable investment options will be permitted during any Benefit Leveling period.

Inflation Protection. Inflation protection provides for an annual increase in the amount of Fixed Income Payments. Income Payments will be lower on the Income Start Date and will increase annually at the rate set forth in your Contract. For IRAs and Qualified Contracts, the Company reserves the right to discontinue Inflation protection or to limit the rate of increase in order to comply with Required Minimum Distribution rules of the Code.

Payout Options

The Contract currently offers several Payout Options as described below. Contract Owners must elect a Payout Option. An application to purchase a Contract will be considered incomplete if a Payout Option has not been elected. Once elected, your chosen Payout Option cannot be changed.

The Payout Options currently available are:

Single Lifetime Income. Under this option, we will make Income Payments as long as the Annuitant is alive. Income Payments stop when the Annuitant dies.

Non-Income Payment Withdrawals. No withdrawals other than the scheduled Income Payments are permitted.

Single Life Income With A Cash Refund. Under this option, we will make Income Payments as long as the Annuitant is alive. If the Annuitant dies before the total amount of annuity payments received equals (or exceeds) the Single Premium, the balance of the premium is paid in a lump sum to the Beneficiary.

Non-Income Payment Withdrawals. No withdrawals other than the scheduled Income Payments are permitted.

Single Life Income With A Certain Period of 5, 10, 15 or 20 Years. Under this option, we will make Income Payments as long as the Annuitant is alive with the additional commitment that Income Payments will be made for a particular number of years. If the Annuitant dies before all scheduled Income Payments have been made during the certain period, Income Payments will continue to the Beneficiary for the remainder of the period.

Non-Income Payment Withdrawals. The Contract Owner may elect at any time prior to the death of the Annuitant to withdraw a part of the variable Income Payment portion of the remaining certain period Income Payments as set forth in the "Withdrawals" provision on page __, as long as at least five years of variable Income Payments remain under your Contract after the withdrawal has been made. Withdrawals may be subject to a Withdrawal Charge.

Joint and Survivor Annuity. Under this option, we will make Income Payments as long as either the Annuitant or Joint Annuitant is alive. You may select for payments to continue to the last survivor or you may elect whether the primary Annuitant or the Joint annuitant is to continue to receive payments full or reduced payments. Upon the death of the primary Annuitant, we will continue to make Income Payments so long as the Joint Annuitant is alive. You may select for payments to continue to the last survivor or you may elect whether the primary Annuitant or the Joint annuitant is to continue to receive payments full or reduced payments.

The amount of the Income Payments made to the surviving Annuitant will be either equal to or lower than the amount that was payable while the Annuitant was alive. The amount to be paid to is determined by the Contract Owner at the time that this Option is selected. Any reduction in the Income Payment amount will be achieved through a reduction in the number of Annuity Income Units.

Non-Income Payment Withdrawals. No withdrawals other than the scheduled Income Payments are permitted.

Joint and Survivor Annuity With A Certain Number of 5, 10, 15 or 20 Years. Under this option, we will make Income Payments as long as either the Annuitant or Joint Annuitant is alive with the additional commitment that payments will be made for a minimum number of years. If both the Annuitant and the Joint Annuitant die before all scheduled payments have been made, payments will continue to the Beneficiary for the remainder of the period. After the certain period ends, we will continue to make Income Payments for the life of the Annuitant and for as long thereafter as the Joint Annuitant is alive. However, the amount of the Income Payments made to the Joint Annuitant will be either equal to or lower than the amount that was payable while the Annuitant was alive. The amount to be paid to the Joint is determined by the Contract Owner at the time that this Option is selected. Any reduction in the Income Payment amount will be achieved through a reduction in the number of Annuity Income Units.

Non-Income Payment Withdrawals. The Contract Owner may elect at any time prior to the second death of the Annuitant or Joint Annuitant to withdraw a part of the variable Income Payment portion of the remaining term certain period Income Payments as set forth in the "Withdrawals" provision on page __, as long as at least five years of variable Income Payment remain under your Contract after the withdrawal has been made. Withdrawals may be subject to a Withdrawal Charge.

A Certain Period Only. Under this option, Income Payments will be made for a particular number of years. If the Annuitant dies before all scheduled payments have been made, the rest will be paid to the Beneficiary for the remainder of the period.

Non-Income Payment Withdrawals. The Contract Owner may elect at any time prior to the Annuitant's death to withdraw all of the variable Income Payment portion of the Contract as set forth in the "Withdrawals" provision on page _ and may make a full or partial withdrawal from the Fixed Account within six months of the Income Start Date.

Payments of a Designated Amount. You may elect periodic payments to the Annuitant. Payments stop on the balance is less than the amount of one payment. The balance will be paid as the final payment. If the death of the Owner occurs before all payments are made, payments will continue to the Beneficiary.

Non-Income Payment Withdrawals. The Contract Owner may elect at any time prior to the Annuitant's death to withdraw all of the variable Income Payment portion of the Contract as set forth in the "Withdrawals" provision on page _ and may make a full or partial withdrawal from the Fixed Account within six months of the Income Start Date.

Life with Cash/Unit Refund. Payments are made to you during your lifetime. These payments are based upon your life expectancy and will continue for as long as you live. If you do not outlive the life expectancy calculated for you, upon your death, your Beneficiary may receive an additional payment. The payment under a Fixed Annuity, if any, is equal to the Fixed Annuity value of the Participant's Account at the time it was valued for the Payout Date, less the Payout Payments. The payment under a Variable Annuity, if any, is equal to the Variable Annuity value of the Participant's Account as of the date we receive Proof of Death, less the Payout Payments.

Withdrawals may be subject to a withdrawal charge.

Annuity Income Units

Upon applying your net Premium Payment, we calculate the number of Annuity Income Units associated with each Payout Option (for variable Income Payments) as determined by our currently used annuity rate factors based on the Assumed Investment Return you select. The Annuity Income Unit Value for each Division will vary from one Valuation Period to the next based on the investment experience of the assets in the Division and the deduction of certain Separate Account charges and expenses. The SAI contains a fuller explanation of how Annuity Income Units are valued.

The number of Annuity Income Units for each Division will generally remain constant, subject to the following exceptions:

  If value is transferred from one investment option to another.
  If value is withdrawn from the Contract.
  Upon the death of the primary Annuitant after the certain period ends if the Contract Owner selects a joint and survivor or contingent annuity option with a lower percentage of payments elected for the Joint Annuitant. Any reduction in the Annuity Payment amount will be achieved through a reduction in the number of Annuity Income Units.

Determination of the Initial Variable Income Payment

The following factors determine the amount of the first Income Payment:

  the portion of the net Premium Payment allocated to provide variable Income Payments and the Assumed Investment Return;
  the age and gender of the Annuitant (and Joint Annuitant, if any);
  the Payout Option selected;
  the frequency of Income Payments;
  the deduction of applicable Premium Taxes;
  the performance of your selected variable investment options; and
  the time period from the Contract Date to the Income Start Date.

Additional Items that may Impact Income Payments

Impact of Annuitant's Age on Income Payments. For either fixed or variable Income Payments involving life income, the actual ages of the Annuitant and Joint Annuitant will affect the amount of each Income Payment. Since Income Payments based on the lives of older Annuitants and Joint Annuitants are expected to be fewer in number, the amount of each Income Payment will be greater.

Impact of Annuitant's Gender on Income Payments. For either fixed or variable Income Payments involving life income, the gender of the Annuitant and Joint Annuitant will affect the amount of each payment. Since payments based on the lives of male Annuitants and Joint Annuitants are expected to be fewer in number, in most states the amount of each Income Payment will be greater than for female Annuitants and Joint Annuitants.

Impact of Length of Payment Periods on Income Payments. The value of all Income Payments, both fixed and variable, will be greater for shorter certain periods than for longer certain periods, and greater for single-life annuities than for joint and survivor annuities, because they are expected to be made for a shorter period.

Determination of Subsequent Variable Income Payments

During the Modal Time Period, we will recalculate the variable Income Payments to reflect the performance of the variable investment options you chose after the investment performance is adjusted by the Assumed Investment Return. We determine the dollar amount of the variable Income Payments as follows. The portion of the first Income Payment funded by a particular Division is divided by the Annuity Income Unit Value for that Division as of the Contract Date. This establishes the number of Annuity Income Units provided by each Division for each subsequent variable Income Payments.

Assumed Investment Return

The amount of the Income Payments provided by the portion of the Premium Payment allocated to provide a stream of variable income depends on the assumption made about future investment performance after the deduction of the mortality and expense risk charge and the fund expenses. This assumption is called the Assumed Investment Return ("AIR"). The AIR not only is one of the factors that determines the initial level of income, but it also determines how future investment performance affects variable Income Payments if Benefit Leveling is selected. Currently, we offer a 3.0%, 3.5%, 4.0%, 4.5% and a 5% AIR.

A higher AIR of 5% will result in a larger initial Annuity Payment, but future increases in the Variable Income Payment will be smaller than with a lower AIR of 3.5%. If net performance (that is, after deducting all charges) is exactly equal to the AIR, the level of the variable Income Payments will not change. If net performance is less than the AIR, variable Income Payments will decrease. If net performance is more than the AIR, variable Income Payments will increase.

ACCESS TO YOUR MONEY

Generally

Depending on the Payout Option you select and whether you are the Annuitant, you may receive Income Payments according to the Payout Option you select. The Contract is designed to meet long-term financial goals. Due to certain restrictions on withdrawals, the Contract is not suitable as a short-term investment.

Withdrawal Rights

Withdrawals are permitted under the Contract if you elected one of the following Payout Options at the time of application (with certain other requirements, as discussed below, also being met):

  Life Annuity With a Certain Number of Years (partial withdrawal only);
  Joint and Survivor or Contingent Annuity With a Certain Number of Years (partial withdrawal only); or
  Certain Number of Years (full withdrawal only).

Under these Payout Options, you will receive Income Payments for "A Certain Number of Years" (which may be referred to in this prospectus as the "certain period"). If you do not elect one of these three Payout Options, you will not be permitted to withdraw value from the variable Investment Options under the Contract, other than through Income Payments. Certain states may also prohibit withdrawals.

All withdrawal requests must be made in writing to VALIC. VALIC reserves the right to require that the signature(s) on a withdrawal request be guaranteed by a member firm of a major stock exchange or other depository institution qualified to give such a guarantee. VALIC may also require the signatures be properly notarized under state law.

VALIC will pay any amounts withdrawn to you within five business days of receipt of a proper request and instructions satisfactory to VALIC.

Withdrawals will be permitted from amounts in the Fixed Account, subject to Contract restrictions and available only for the Period Certain Only and the Payments of a Designated Amount Payout Options. The Contract Owner may make one withdrawal from fixed Income Payments within a six month period beginning on the Income Start Date. This includes amounts automatically moved to the Fixed Account to provide for Benefit Leveling. Also, if you have selected Benefit Leveling, (and you have not selected A Certain Period Only) no withdrawals will be permitted from the variable investment options during any six month Semi-Annual Benefit Leveling period.

Withdrawal Charge. We may assess a Withdrawal Charge for each withdrawal from the Contract. This charge will be deducted from the net proceeds of the withdrawal. The Withdrawal Charge is:
Contract Year	Withdrawal Charge
1-3	2% of the amount withdrawn
4-8	1% of the amount withdrawn
9 and up	no charge

Withdrawal Procedures. You may elect one partial withdrawal per Contract Year of not less than $2,500 of a portion of the present value of the variable Income Payments remaining in the certain period for

  Lifetime Annuity With a Certain Number of Years; or
  Joint and Survivor Annuity With a Certain Number of Years

as long as at least five years of variable Income Payments remain under your Contract after the partial withdrawal has been completed. You will need to indicate to us the amount of your desired partial withdrawal at least three business days prior to your desired withdrawal date. After receiving your withdrawal request, we will inform you of the resulting reduction in the number of Annuity Income Units to be paid and the reduction in the length of the certain period. At that point, you must either confirm or withdraw your intention to make the partial withdrawal. As discussed in this section, if the certain period would be reduced to less than five years, your withdrawal request will be declined and you will need to lower your requested withdrawal amount.

You may elect a complete withdrawal based on the present value of the variable Income Payments remaining in the certain period for Certain Number of Years no matter how many years of variable Income Payments remain under your Contract after the full withdrawal has been completed.

Options with A Certain Period Only and Designated Amount may include a withdrawal rights feature from the Fixed Account. The Contract Owner may withdraw 25%, 50%, 75% or 100% of present value of remaining fixed income payments. The Contract Owner may select lump sum or partial payment. Minimum commutation amount is $2,500.

While the number of Annuity Income Units for each Division will generally remain constant, this prospectus, on page __ under "Determination of Subsequent Variable Income Payments" lists three exceptions to that rule. One of those exceptions applies if you make a withdrawal. A withdrawal involves a transfer of assets out of a Division. As actual assets decrease in a Division, the number of Annuity Income Units in such Division must also be decreased to reflect the loss of those assets. A reduction in the number of Annuity Income Units means that all of your remaining variable Income Payments, both certain and life contingent, will be reduced in amount. See the sections on "Withdrawals Reduce Your Future Variable Income Payments" and "Computing the Partial Withdrawal Amount," below.

Withdrawal Limitations. In determining the value available for a withdrawal, only the present value of the variable Income Payments remaining in the certain period will be used. No fixed Income Payments will be used in determining partial withdrawal values, and neither the amount of fixed Income Payments nor the length of the certain period for such fixed Income Payments will be affected by a withdrawal. At any time after the Right to Cancel Period has ended, you may request one partial withdrawal per Contract Year of not less than $2,500 from your Contract as long as more than five (5) years remain in the certain period Life Annuity With a Certain Number of Years or Joint and Survivor Annuity With a Certain Number of Years).

There are no "time remaining in the certain period requirements" for A Certain Period Only withdrawals.

Withdrawals Reduce Your Future Variable Income Payments. If you make a withdrawal you will still receive Income Payments, but the withdrawal will result in a reduction in the amount of each remaining variable Income Payment as well as a decrease in the certain period that will apply to such variable Income Payments. In addition, if you transfer values from one or more Divisions which support those variable Income Payments to the Fixed Account which supports the fixed Income Payments at any time after a withdrawal has been taken, the certain period related to those recently transferred values that are now supporting fixed Income Payments will remain shortened. The certain period applicable to any pre-existing fixed Income Payments (established prior to a withdrawal) would not be affected.

When you request a withdrawal, we will take it from the Divisions in which your Contract is then invested in the same proportion as the value invested in each Division on the date of the withdrawal. Since the amount of Income Payments changes during the next Modal Time Period, the reduction in Income Payments due to the withdrawal (but not the payment of the withdrawal amount) will be delayed until that time.

Computing the Withdrawal Amount. If you make a full withdrawal, we will calculate the present value of all future variable Income Payments remaining in the certain period by discounting the payments at the Assumed Investment Return, and with consideration to any fees charged for a withdrawal. The future variable Income Payment amount we use in this calculation is determined by multiplying the Annuity Income Unit Value next computed after we receive the withdrawal request by the current number of Annuity Units for each Division. A withdrawal will reduce all future variable Income Payments by an equal amount, and the remaining length of the certain period will also be reduced.

The following four factors will determine the specific amount by which the remaining variable Income Payments will be reduced and by which the remaining length of the certain period will be shortened:

(i) the amount of the withdrawal request;

(ii) the length of time remaining in the certain period at the time that the partial withdrawal is requested;

(iii) the age and sex of the Annuitant or Joint Annuitants; and

(iv) the Payout Option chosen.

In other words, the larger the withdrawal, the lower future variable Income Payments will be, and the greater the reduction in the length of time in the certain period. Any fixed Income Payments remaining under the Contract and their certain period will remain unchanged. Please see the SAI for examples of withdrawals for different Payout Options.

Taxes on Withdrawals. Please read the tax discussion in this prospectus for information relating to withdrawals from your Contract, as well as other taxable events. This information is general in nature and is not intended as tax advice. It is based on current law and interpretations, which may change. No attempt is made to consider any applicable state or other tax laws. We do not guarantee the tax status of your Contract.

Deferment of Payments

We may suspend or postpone making variable Income Payments from your Contract or processing transfer requests for an undetermined period of time when:

  the NYSE is closed (other than weekend and holiday closings);
  trading on the NYSE is restricted;
  an emergency exists (as determined by the SEC or other appropriate regulatory authority) such that disposal of or determination of the value of Annuity Income Units is not reasonably practicable; or
  the SEC by order so permits for the protection of investors.

DEATH BENEFIT

Distribution upon Death

Upon the death of any Contract Owner, the Company will pay the following persons in the following order unless otherwise indicated on your Contract application and approved by the Company:

  the Annuitant(s), if any.
  the Beneficiary(ies) including any contingent beneficiaries.
  the estate of the Contract Owner.

Notification of Death

The death of any Contract Owner or Annuitant must be reported to VALIC immediately. VALIC will require certified proof of death in the following form:

  a certified copy of the death certificate; and/or
  another form or document as may be required by the Issue State indicated on the Contract Data Page.

VALIC reserves the right to recover any overpayments made on Income Payments because of failure to timely notify VALIC of death. The Contract Owner, and any successor Contract Owner is liable to VALIC for any overpayments of Income Payments made. VALIC is not responsible for any incorrect Income Payments made that result from the failure to notify VALIC immediately of such death.

Death of the Contract Owner and/or Annuitant

The following table provides information on how the Contract treats the death of the Contract Owner and/or Annuitant based on certain factors, such as when the death occurs and whether or not the Contract Owner and the Annuitant are the same person.
	Death Benefit when Contract Owner and Annuitant are the same person	Death Benefit when Contract Owner and Annuitant are not the same person
Death of Contract Owner
Before Annuity Start Date	Current value of certain period payments must be paid within five years or over the life expectancy of the beneficiary; if the Contract has no certain period, no payments will be made.	Current value of life contingent and certain period payments
On or After Annuity Start Date	Remaining certain period payments will be paid at least as rapidly as the current payment method.	None, the Contract remains in force according to the Contract's succession of ownership
Death of Annuitant
Before Annuity Start Date	Current value of certain period payments must be paid within five years or over the life expectancy of the beneficiary; if the Contract has no certain period , no payments will be made.	Certain period payments; if the Contract has no certain period, no payments will be made
On or After Annuity Start Date

Remaining certain period payments; if the Contract is a Lifetime Income Payout Option, the Contract is cancelled and the Premium will be refunded to the Owner unless a Joint Annuitant is named in which case the Payment will be adjusted so that it equals what would be paid under a Single Life Annuity issued to the surviving Annuitant.

Remaining certain period payments

Designation of Beneficiary

The Contract Owner may select one or more Beneficiaries for the Annuitant and name them on the application if the Annuity Payment Option selected provides for a Beneficiary. Thereafter, while the Annuitant or Joint Annuitant is living, the Contract Owner may change the Beneficiary by written notice. The change will take effect as of the date the Contract Owner signs the notice, but it will not affect any payment made or any other action taken before the Company acknowledges the notice. The Contract Owner may make the designation of Beneficiary irrevocable. Changes in the Beneficiary may then be made only with the consent of the designated irrevocable Beneficiary.

TAXES

Introduction

The following discussion of federal income tax treatment is general in nature and is not intended as tax advice. You should consult with a competent tax advisor to determine the specific federal tax treatment of your Contract based on your individual factual situation. Not all of the information we have included may be applicable to your Contract. This discussion is based on current law and interpretations, which may change. For a discussion of federal income taxes as they relate to the Funds, please see the Funds' prospectuses. No attempt is made to consider any applicable state or other tax laws. We do not guarantee the tax status of your Contract.

Annuity Contracts in General

The Code provides special rules regarding the tax treatment of annuity Contracts. Generally, you will not be taxed on the earnings in an annuity Contract until you take the money out. Different rules apply depending on how you take the money out and whether your Contract is qualified or non-qualified as explained below.

Tax Treatment of Distributions -- Qualified Contracts

If you purchase your Contract under a (qualified) tax-favored retirement plan or account, your Contract is referred to as a Qualified Contract. Examples of qualified plans or accounts are:

  Individual Retirement Annuities ("IRA");
  Tax Deferred Annuities (governed by Code Section 403(b) and referred to as "403(b) Plans"); and
  Employer-sponsored pension and profit sharing arrangements such as 401(k) plans.

Distributions In General

Generally, with Qualified Contracts you have not paid any taxes on the money used to buy the Contract or on any earnings. Therefore, any amount you take out as Income Payments or as a withdrawal will be taxable income. In addition, a 10% tax penalty may apply to the taxable income.

This additional tax does not apply:

  in general, where the payment is a part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of such taxpayer and his designated Beneficiary for a period of five years or until the taxpayer attains age 59 1/2, whichever is later;
  where the taxpayer is age 59 1/2 or older;
  where payment is made on account of death;
  where the payment is made on account of the taxpayer's disability;
  where the payment is made to pay certain medical expenses, certain health insurance premiums, certain higher education expenses or qualified first home purchases;
  in some cases, upon separation from service on or after age 55; or
  certain other limited circumstances.

Withdrawals Where Income Start Date Is Before Age 59 1/2 -- A Withdrawal May Trigger a 10% Tax Penalty Unless an Exception Applies. If the Income Start Date is before age 59 1/2 and you relied on the exception for substantially equal payments to avoid the 10% penalty, it should be noted that a withdrawal from the Contract after the Income Start Date but before the later of the taxpayer's reaching age 59 1/2 or 5 years after the Income Start Date would be treated as changing the substantially equal payments. In that event, payments excepted from the 10% penalty tax by reason of the exception for substantially equal payments would be subject to recapture. The recaptured tax is imposed in the year of the withdrawal (or other modification) and is equal to the tax that would have been imposed had the exception not applied. Interest is also due for the period between when the tax would have been imposed and when the tax is recaptured. The possible application of this recapture tax should be considered before making a withdrawal from the Contract. You should also contact your tax advisor before taking withdrawals.

Example: Individual A is age 57 1/2 when he begins to receive annual Income Payments of $10,000 from a traditional individual retirement annuity. Since this is a Qualified Contract with no tax basis, each payment of $10,000 is subject to tax. He receives payments in 2000, 2001 and 2002 when he is 57 1/2, 58 1/2 and 59 1/2, respectively. The amounts are not subject to the 10% penalty tax because the payments are substantially equal payments. In 2003, when A is age 60 1/2, he takes a withdrawal. In 2003, A must pay the 10% penalty tax on the Income Payments received in 2000 and 2001, and interest thereon. Therefore, A would owe the IRS a recapture tax of $2,000 (10% of 10,000 each year for 2 years) plus interest.

Individual Retirement Annuities. Code Section 408 permits eligible individuals to contribute to an IRA. By attachment of an endorsement that reflects the requirements of Code Section 408(b), the Contracts may be issued as an IRA. Contracts issued in connection with an IRA are subject to limitations on eligibility, maximum contributions, and time of distribution. Most IRAs cannot accept additional contributions after the owner reaches 70 1/2, and must also begin required distributions at that age.

Distributions from certain retirement plans qualifying for federal tax advantages may be rolled over into an IRA. In addition, distributions from an IRA may be rolled over to another IRA or qualified plan, provided certain conditions are met. Purchases of the Contract for use with IRAs are subject to special requirements, including the requirement that informational disclosure be given to each person desiring to establish an IRA. That person must be given the opportunity to affirm or reverse a decision to purchase the Contract.

Rollovers. Distributions from Code Section 401 qualified plans or 403(b) Plans (other than non-taxable distributions representing a return of capital, distributions meeting the minimum distribution requirement, distributions for the life or life expectancy of the recipient(s) or distributions that are made over a period of more than 10 years) are eligible for tax-free rollover within 60 days of the date of distribution, but are also subject to federal income tax withholding at a 20% rate unless paid directly to another qualified plan, 403(b) Plan, or IRA. A prospective owner considering use of the Contract in this manner should consult a competent tax advisor with regard to the suitability of the Contract for this purpose and for information concerning the tax law provisions applicable to qualified plans, 403(b) Plans, and IRAs.

Tax Treatment of Distributions -- Non-Qualified Contracts

General. For Income Payments, generally a portion of each payment will be considered a return of your premium and will not be taxed. The remaining portion of each payment is taxed at ordinary income rates. The nontaxable portion of variable Income Payments (also known as "Exclusion Amount") is generally determined by a formula that establishes a specific dollar amount of each payment that is not taxed.

After the full amount of your Premium Payment has been recovered tax-free, the full amount of subsequent Income Payments will be taxable. If Income Payments stop due to the death of the Annuitant before the full amount of your Premium Payment has been recovered, a tax deduction is allowed for the unrecovered amount.

Full Withdrawals. For payments made upon full withdrawal from the annuity Contract, the taxable portion is the amount received in excess of the remaining investment in the Contract.

Partial Withdrawal - 100% Taxable. As a general rule, partial withdrawals will be 100% taxable and will not reduce investment in the Contract.

Withdrawal May Trigger an Additional 10% Tax Penalty Unless an Exception Applies. If a taxable distribution is made under the Contract, an additional tax of 10% of the amount of the taxable distribution may apply.

This additional tax does not apply where:

  the payment is made under an immediate annuity Contract, defined for these purposes as an annuity (1) purchased with a single premium, (2) the Annuity Starting Date (Income Start Date) of which commences within one year from the date of the purchase of the annuity, and (3) which provides for a series of substantially equal periodic payments (to be made not less frequently than annually) during the annuity period;
  the payment is a part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of such taxpayer and his designated Beneficiary for a period of five years or until the taxpayer attains age 59 1/2, whichever is later;
  the taxpayer is age 59 1/2 or older;
  the payment is made on account of the taxpayer's disability;
  the payment is made on account of death;
  and in certain other circumstances.

It should be noted that a withdrawal of the Contract after the Income Start Date but before the later of the taxpayer's reaching age 59 1/2 or 5 years after the Income Start Date would be treated as changing substantially equal payments. In that event, payments excepted from the 10% penalty tax because they were considered part of substantially equal payments would be subject to recapture. The recaptured tax is imposed in the year of the withdrawal (or other modification) and is equal to the tax that would have been imposed (plus interest) had the exception not applied. The possible application of this recapture tax should be considered before making a withdrawal from the Contract. You should also seek the advice of your tax advisor.

Example: Individual A is age 57 1/2 when he begins to receive annual Income Payments of $10,000. Of each annuity payment, $3,000 is subject to tax. He receives payments in 2000, 2001 and 2002 when he is 57 1/2, 58 1/2 and 59 1/2 respectively. The amounts are not subject to the 10% penalty tax because the payments are substantially equal payments. In 2003, when A is age 60 1/2, he takes a withdrawal. In 2003, A must pay the 10% penalty tax on the Income Payments received in 2000 and 2001, and interest thereon. Therefore, A would owe the IRS a recapture tax of $600 (10% of 3,000 each year for 2 years) plus interest.

Non-Qualified Contracts Owned by Non-Natural Persons

As a general rule, non-qualified annuity contracts held by a corporation, trust or other similar entity, as opposed to a natural person, are not treated as annuity contracts for federal tax purposes. This rule does not apply where the non-natural person is only the nominal owner, such as a trust or other entity acting as an agent for a natural person. There is also an exception to this general rule for immediate annuity contracts as defined in the prior section. Corporations, trusts and other similar entities, other than natural persons, seeking to take advantage of this exception for immediate annuity contracts should consult with a tax advisor.

Section 1035 Exchanges

Code Section 1035 generally provides that no gain or loss shall be recognized on the exchange of a life insurance, endowment or annuity contract for an annuity contract unless money or other property is distributed as part of the exchange. Special rules and procedures apply to Section 1035 transactions. Prospective owners wishing to take advantage of Section 1035 of the Code should consult their tax advisors.

Diversification and Investor Control

The Code imposes certain diversification requirements on the underlying investments for a variable annuity to be treated as a variable annuity for tax purposes. We believe that the Funds are being managed so as to comply with these requirements.

There is limited guidance as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, would be considered the owner of the shares of the Funds. If any guidance on this point is provided which is considered a new position, then the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean you, as the owner of the Contract, could be treated as the owner of assets in the funds. We reserve the right to make changes to the Contract we think necessary to see that it qualifies as a variable annuity Contract for tax purposes.

Withholding

We are required to withhold federal income taxes on Income Payments and withdrawals that include taxable income unless the Annuitant elects not to have any withholding or in certain other circumstances. If you do not provide a social security number or other taxpayer identification number, you will not be permitted to elect out of withholding. Special withholding rules apply to payments made to non-resident aliens.

For withdrawals, we are required to withhold 10% (20% on certain withdrawals from Qualified Contracts) of the taxable portion of any withdrawal or lump sum distribution unless you elect out of withholding. For Income Payments, we will withhold on the taxable portion of Income Payments based on a withholding certificate you file with us. If you do not file a certificate, you will be treated, for purposes of determining your withholding rates, as a married person with three exemptions.

You are liable for payment of federal income taxes on the taxable portion of any withdrawal, distribution, or annuity payment. You may be subject to penalties under the estimated tax rules if your withholding and estimated tax payments are not sufficient.

OTHER INFORMATION

VALIC

We were originally organized on December 21, 1955 as the Variable Annuity Life Insurance Company of America, located in Washington, D.C. We reorganized in the State of Texas on August 20, 1968, as The Variable Annuity Life Insurance Company. Our main business is issuing and offering fixed and variable retirement annuity contracts, like IncomEdge Annuities. Our principal offices are located at 2929 Allen Parkway, Houston, Texas 77019. We have regional offices throughout the United States.

On August 29, 2001, American General Corporation ("AGC"), VALIC's indirect parent company, was acquired by American International Group, Inc. ("AIG"), a Delaware corporation. As a result, VALIC is an indirect, wholly-owned subsidiary of AIG. AIG is a holding company, which through its subsidiaries is engaged in a broad range of insurance and insurance-related activities, financial services, retirement savings and asset management. AIG VALIC is the marketing name for the group of companies comprising VALIC Financial Advisors, Inc.; VALIC Retirement Services Company; and VALIC, each of which is a member company of AIG. The commitments under the Contracts are VALIC's, and AIG and AGC have no legal obligation to back those commitments.

Distribution of the Contract

The principal underwriter and distributor for VALIC Separate Account A is American General Distributors, Inc. ("AGDI"), an affiliate of the Company. The distributor's address is 2929 Allen Parkway, Houston, Texas 77019. The Contracts are sold by licensed insurance agents who are registered representatives of broker-dealers, which are members of the National Association of Securities Dealers, unless such broker-dealers are exempt from the broker-dealer registration requirements of the Securities Exchange Act of 1934, as amended. AIG VALIC receives payments from some Fund companies for exhibitor booths at meetings and to assist with the education and training of AIG VALIC financial advisors. For more information about the distributor, see "Distribution of Variable Annuity Contracts" in the SAI.

The broker-dealers who sell the Contract will be compensated for such sales by commissions ranging up to 5% of each Single Premium Payment. In addition, the Company and AGDI may enter into marketing and/or sales agreements with certain broker-dealers regarding the promotion and marketing of the contracts. The sales commissions and any marketing arrangements as described are paid by the Company and are not deducted from Purchase Payments. We anticipate recovering these amounts from the fees and charges collected under the Contract. See also the "Fees and Charges" section in this prospectus.

LEGAL PROCEEDINGS

There are no pending legal proceedings affecting the Separate Account. The Company and its subsidiaries are parties to various kinds of litigation incidental to their respective business operations. In management's opinion, these matters are not material in relation to the financial position of the Company.

AIG, the Company's ultimate parent, delayed filing its Annual Report on Form 10-K for the year ended December 31, 2004 to allow AIG's Board of Directors and new management adequate time to complete an extensive review of AIG's books and records. The review includes issues arising from pending investigations into non-traditional insurance products and certain assumed reinsurance transactions by the Office of the Attorney General for the State of New York and the Securities and Exchange Commission and from AIG's decision to review the accounting treatment of certain additional items. Circumstances affecting AIG can have an impact on the Company. For example, the recent downgrades and ratings actions taken by the major rating agencies with respect to AIG resulted in corresponding downgrades and ratings actions being taken with respect to the Company's ratings. Accordingly, we can give no assurance that any further changes in circumstances for AIG will not impact us.

FINANCIAL STATEMENTS

Financial statements of VALIC Separate Account A are included in the SAI, which is available upon request. For additional information about the Contract, you may request a copy of the SAI. We have filed the SAI with the SEC and have incorporated it by reference into this prospectus. You may obtain a free copy of the SAI if you write to VALIC, Attention: IncomEdge Operations, 2929 Allen Parkway, Houston, Texas 77019 or call us at 1-800-428-2542 (press 1, then 3).

The financial statements of The Variable Annuity Life Insurance Company should be considered only as bearing upon the ability of the Company to meet its obligations under the Contract. Not all of the VALIC Separate Account A Divisions are available under the Contract described in this prospectus.

Information about the Separate Account, including the SAI, can also be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Inquiries on the operations of the Public Reference Room may be made by calling the SEC at 1-202-942-8090. Reports and other information about the Separate Account are available on the SEC's Internet site at http://www.sec.gov and copies of this information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington DC. 20549-2102.

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION
Page
FEDERAL TAX MATTERS
Economic Growth and Tax Relief Reconciliation Act of 2001
Tax Consequences of Distributions
Special Tax Consequences - Early Distribution
Special Tax Consequences - Required Distributions
Tax-Free Rollovers, Transfers and Exchanges
EXAMPLES OF WITHDRAWALS
Example of Withdrawal for a Certain Period
Example of Withdrawal from a Lifetime Income with Certain Period Contract: Male age 65
Example of Withdrawal from a Lifetime Income with Certain Period Contract: Male age 75
INCOME PAYMENTS
Assumed Investment Rate
Amount of Income Payments
Annuity Income Unit Value
Illustration of Calculation of Annuity Income Unit Value
Illustration of Income Payments
DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS
EXPERTS
MATERIAL CONFLICTS...................................................................................................................................

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

SEPARATE ACCOUNT A

UNITS OF INTEREST UNDER INCOMEDGE PERSONAL PENSION

SINGLE PREMIUM IMMEDIATE VARIABLE ANNUITY CONTRACT

STATEMENT OF ADDITIONAL INFORMATION

FORM N-4 PART B

_________, 2005

This Statement of Additional Information ("SAI") is not a prospectus but contains information in addition to that set forth in the prospectus for The Variable Annuity Life Insurance Company ("VALIC") Separate Account A, IncomEdge Personal Pension Single Premium Immediate Variable Annuity Contract, dated ______, 2005 ("Contract") and should be read in conjunction with the prospectus. The terms used in this SAI have the same meaning as those set forth in the prospectus. A prospectus may be obtained by calling or writing VALIC (the "Company"), at 2929 Allen Parkway, Houston, Texas 77019; 1-800-428-2542 (option 1, then 3). Prospectuses are also available on the internet at www.aigvalic.com.

TABLE OF CONTENTS
Page
FEDERAL TAX MATTERS
Economic Growth and Tax Relief Reconciliation Act of 2001
Tax Consequences of Distributions
Special Tax Consequences - Early Distribution
Special Tax Consequences - Required Distributions
Tax-Free Rollovers, Transfers and Exchanges
EXAMPLES OF WITHDRAWALS
Example of Withdrawal for a Certain Period
Example of Withdrawal from a Lifetime Income with Certain Period Contract: Male age 65
Example of Withdrawal from a Lifetime Income with Certain Period Contract: Male age 75
INCOME PAYMENTS
Assumed Investment Rate
Amount of Income Payments
Annuity Income Unit Value
Illustration of Calculation of Annuity Income Unit Value
Illustration of Income Payments
DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS
EXPERTS
MATERIAL CONFLICTS...................................................................................................................................

FEDERAL TAX MATTERS

Note: We have prepared the following information on taxes as a general discussion of the subject. It is not intended as tax advice to any individual. You should consult your own tax advisor about your own circumstances.

This section summarizes the major tax consequences of contributions, payments, and withdrawals under variable annuities, during life and at death.

It is the opinion of VALIC and its tax counsel that a qualified Contract described in section 403(a), 403(b), or 408(b) of the Internal Revenue Code of 1986, as amended ("Code" or "IRC") does not lose its deferred tax treatment if Purchase Payments under the contract are invested in publicly available mutual funds. In 1999, the Internal Revenue Service ("IRS") confirmed this opinion, reversing its previous position by modifying a contrary ruling it had issued in 1981.

In its ruling in 1981, the IRS had taken the position that, where purchase payments under a variable annuity contract are invested in publicly available mutual funds, the contract owner should be treated as the owner of the mutual fund shares, and deferred tax treatment under the contract should not be available. In the opinion of VALIC and its tax counsel, the 1981 ruling was superseded by subsequent legislation (Code section 817(h)) which specifically exempts these qualified Contracts, and the IRS had no viable legal basis or reason to apply the theory of the 1981 ruling to these qualified Contracts under current law.

It is also the opinion of VALIC and its tax counsel that for each other type of qualified Contract an independent exemption provides tax deferral regardless of how ownership of the Mutual Fund shares might be imputed for federal income tax purposes.

For nonqualified Contracts, not all variable investment options are available within your contract. variable investment options that are invested in Mutual Funds available to the general public outside of annuity contracts or life insurance contracts will be offered only to non-natural persons pursuant to the meaning of section 72 of the Code. Investment earnings on contributions to nonqualified Contracts that are not owned by natural persons will be taxed currently to the owner, and such contracts will not be treated as annuities for federal income tax purposes (except for trusts as agents for an individual).

Economic Growth and Tax Relief Reconciliation Act of 2001

For tax years beginning in 2002, the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA") increases the amount of allowable contributions to and expands the range of eligible tax-free rollover distributions that may be made among qualified Contracts. The changes made to the IRC by EGTRRA are scheduled to expire on December 31, 2010. Congress may, however, decide to promulgate legislation making the changes permanent or delaying their expiration. Furthermore, the laws of some states do not recognize all of the benefits of EGTRRA for purposes of applying state income tax laws.

Tax Consequences of Distributions

403(b) Annuities. Voluntary salary reduction amounts accumulated after December 31, 1988, and earnings on voluntary contributions before and after that date, may not be distributed before one of the following:

(1) attainment of age 59 1/2;

(2) separation from service;

(3) death;

(4) disability, or

(5) hardship (hardship distributions are limited to salary reduction contributions only, exclusive of earnings thereon).

Similar restrictions will apply to all amounts transferred from a Code section 403(b)(7) custodial account other than rollover contributions.

Distributions are taxed as ordinary income to the recipient in accordance with Code section 72.

401(a) and 403(a) Qualified Plans. Distributions from Contracts purchased under qualified plans are taxable as ordinary income, except to the extent allocable to an employee's after-tax contributions (investment in the Contract). If you or your Beneficiary receive a "lump sum distribution" (legally defined term), the taxable portion may be eligible for special 10-year income averaging treatment. Ten-year income averaging uses tax rates in effect for 1986, allows 20% capital gains treatment for the taxable portion of a lump sum distribution attributable to years of service before 1974, and is available if you were 50 or older on January 1, 1986.

408(b) Traditional IRAs, SEPs and SIMPLE IRAs. Distributions are generally taxed as ordinary income to the recipient. Rollovers from a Traditional IRA to a Roth IRA, and conversions of a Traditional IRA to a Roth IRA, where permitted, are generally taxable in the year of the rollover or conversion. Such rollovers or conversions completed in 1998 were generally eligible for pro-rata federal income taxation over four years. Individuals with adjusted gross income over $100,000 are generally ineligible for such conversions, regardless of marital status, as are married individuals who file separately.

408A Roth IRAs. "Qualified" distributions upon attainment of age 59 1/2, upon death or disability or for first-time homebuyer expenses are tax-free as long as five or more years have passed since the first contribution to the taxpayer's first 408A Roth IRA. Qualified distributions may be subject to state income tax in some states. Nonqualified distributions are generally taxable to the extent that the distribution exceeds Purchase Payments.

457 Plans. Amounts received from an EDCP are includible in gross income for the taxable year in which they are paid or, if a non-governmental tax-exempt employer, otherwise made available to the recipient.

Unfunded Deferred Compensation Plans. Amounts received are includible in gross income for the taxable year in which the amounts are paid or otherwise made available to the recipient.

Nonqualified Contracts. Partial redemptions from a nonqualified Contract purchased after August 13, 1982 (or allocated to post-August 13, 1982 Purchase Payments under a pre-existing Contract), generally are taxed as ordinary income to the extent of the accumulated income or gain under the Contract if they are not received as an annuity. Partial redemptions from a nonqualified Contract purchased before August 14, 1982 are taxed only after the Contract Owner has received all of his pre-August 14, 1982 investment in the Contract. The amount received in a complete redemption of a nonqualified Contract (regardless of the date of purchase) will be taxed as ordinary income to the extent that it exceeds the Contract Owner's investment in the Contract. Two or more Contracts purchased from VALIC (or an affiliated company) by a Contract Owner within the same calendar year, after October 21, 1988, are treated as a single Contract for purposes of measuring the income on a partial redemption or complete surrender.

When payments are received as an annuity, the Contract Owner's investment in the Contract is treated as received ratably and excluded ratably from gross income as a tax-free return of capital, over the expected payment period of the annuity. Individuals who begin receiving annuity payments on or after January 1, 1987 can exclude from income only their unrecovered investment in the Contract. Upon death prior to recovering tax-free their entire investment in the Contract, individuals generally are entitled to deduct the unrecovered amount on their final tax return.

Special Tax Consequences - Early Distribution

403(b) Annuities, 401(a) and 403(a) Qualified Plans, 408(b) Traditional IRAs, SEPs and SIMPLE IRAs. Taxable distributions received before the recipient attains age 59 1/2 generally are subject to a 10% penalty tax in addition to regular income tax. Distributions on account of the following generally are excepted from this penalty tax:

(1) death;

(2) disability;

(3) separation from service after a Participant reaches age 55 (only applies to 403(b), 401(a), 403(a));

(4) separation from service at any age if the distribution is in the form of substantially equal periodic payments over the life (or life expectancy) of the Participant (or the Participant and Beneficiary) for a period that lasts the later of 5 years or until the Participant attains age 59 1/2, and distributions that do not exceed the employee's tax deductible medical expenses for the taxable year of receipt.

Separation from service is not required for distributions from a Traditional IRA, SEP or SIMPLE IRA under (4) above. Certain distributions from a SIMPLE IRA within two years after first participating in the plan may be subject to a 25% penalty, rather than a 10% penalty.

Currently, distributions from 408(b) IRAs on account of the following additional reasons are also excepted from this penalty tax:

    distributions up to $10,000 (in the aggregate) to cover costs of acquiring, constructing or reconstructing the residence of a first-time homebuyer; and

    distributions to cover certain costs of higher education: tuition, fees, books, supplies and equipment for the IRA owner, a spouse, child or grandchild; and

    distributions to cover certain medical care or long term care insurance premiums, for individuals who have received federal or state unemployment compensation for 12 consecutive months.

408A Roth IRAs. Distributions, other than "qualified" distributions where the five-year holding rule is met, are generally subject to the same 10% penalty tax on amounts included in income as other IRAs. Distributions of rollover or conversion contributions may be subject to an additional 10% penalty tax if within five years of the rollover/conversion.

457 Plans. Distributions generally may be made under an EDCP prior to separation from service only for unforeseeable emergencies, or for amounts under $5,000 for inactive Participants, and are includible in the recipient's gross income in the year paid.

Nonqualified Contracts. A 10% penalty tax applies to the taxable portion of a distribution received before age 59 1/2 under a nonqualified Contract, unless the distribution is:

(1) to a Beneficiary on or after the Contract Owner's death;

(2) upon the Contract Owner's disability;

(3) part of a series of substantially equal annuity payments for the life or life expectancy of the Contract Owner, or the lives or joint life expectancy of the Contract Owner and Beneficiary for a period lasting the later of 5 years or until the Contract Owner attains age 59 1/2;

(4) made under an immediate annuity contract, or

(5) allocable to Purchase Payments made before August 14, 1982.

Special Tax Consequences - Required Distributions

403(b) Annuities. Generally, minimum required distributions must commence no later than April 1 of the calendar year following the later of the calendar year in which the Participant attains age 70 1/2 or the calendar year in which the Participant retires. Required distributions must be made over a period no longer than the period determined under a uniform table reflecting the joint life expectancy of the Participant and a Beneficiary 10 years younger than the Participant, or if the Participant's spouse is the sole Beneficiary and is more than 10 years younger than the Participant, their joint life expectancy. A penalty tax of 50% is imposed on the amount by which the minimum required distribution in any year exceeds the amount actually distributed in that year.

Amounts accumulated under a Contract on December 31, 1986 may be paid in a manner that meets the above rule or, alternatively:

(i) must begin to be paid when the Participant attains age 75; and

(ii) the present value of payments expected to be made over the life of the Participant, (under the option chosen) must exceed 50% of the present value of all payments expected to be made (the "50% rule").

The 50% rule will not apply if a Participant's spouse is the joint Annuitant. Notwithstanding these pre-January 1, 1987 rules, the entire contract balance must meet the minimum distribution incidental benefit requirement of section 403(b)(10).

At the Participant's death before payout has begun, Contract amounts generally either must be paid to the Beneficiary within 5 years, or must begin by December 31st of the year following the year of death and be paid over the single life expectancy of the Beneficiary. If death occurs after commencement of (but before full) payout, distributions generally must be made over a period no longer than the oldest designated Beneficiary's life expectancy.

A Participant generally may aggregate his or her 403(b) Contracts and accounts for purposes of satisfying these requirements, and withdraw the required distribution in any combination from such Contracts or accounts, unless the plan, Contract, or account otherwise provides.

401(a) and 403(a) Qualified Plans. Minimum distribution requirements for qualified plans are generally the same as described for 403(b) Annuities, except that there is no exception for pre-1987 amounts, and multiple plans may not be aggregated to satisfy the requirement.

408(b) Traditional IRAs, SEPs and SIMPLE IRAs. Minimum distribution requirements are generally the same as described above for 403(b) Annuities, except that:

(1) there is no exception for pre-1987 amounts; and

(2) there is no available postponement past April 1 of the calendar year following the calendar year in which age 70 1/2 is attained.

A Participant generally may aggregate his or her IRAs for purposes of satisfying these requirements, and withdraw the required distribution in any combination from such contracts or accounts, unless the Contract or account otherwise provides.

408A Roth IRAs. Minimum distribution requirements generally applicable to 403(b) Annuities, 401(a) and 403(a) qualified Plans, 408(b) IRAs, SEPs and 457 Plans do not apply to 408A Roth IRAs during the Contract Owner's lifetime, but generally do apply at the Contract Owner's death.

A Beneficiary generally may aggregate his or her Roth IRAs inherited from the same decedent for purposes of satisfying these requirements, and withdraw the required distribution in any combination from such Contracts or accounts, unless the Contract or account otherwise provides.

457 Plans. Beginning January 1, 1989, the minimum distribution requirements for EDCPs are generally the same as described above for 403(b) Annuities except that there is no exception for pre-1987 amounts, and multiple plans may not be aggregated to satisfy the requirement. Distributions must satisfy the irrevocable election requirements applicable to non-governmental tax-exempt employer EDCPs.

Nonqualified Contracts. Nonqualified Contracts do not require commencement of distributions at any particular time during the Contract Owner's lifetime, and generally do not limit the duration of annuity payments.

At the Contract Owner's death before payout has begun, Contract amounts generally either must be paid to the Beneficiary within 5 years, or must begin within 1 year of death and be paid over the life or life expectancy of the Beneficiary. If death occurs after commencement of (but before full) payout, distributions generally must continue at least as rapidly as in effect at the time of death. Similar distribution requirements will also apply if the Contract Owner is not a natural person, if the Annuitant dies or is changed.

Tax-Free Rollovers, Transfers and Exchanges (Please see the EGTRRA information above)

403(b) Annuities. Tax-free transfers between 403(b) annuity Contracts and/or 403(b)(7) custodial accounts, and tax-free rollovers to or from 403(b) programs to 408(b) IRAs, other 403(b) programs 401(a)/403(a) qualified plans and governmental EDCPs, are permitted under certain circumstances.

401(a) and 403(a) Qualified Plans. The taxable portion of certain distributions may be rolled over tax free to or from a 408(b) individual retirement account or annuity, another such plan, a 403(b) program, or a governmental EDCP.

408(b) Traditional IRAs and SEPs. Funds may be rolled over tax-free to or from a 408(b) IRA Contract, from a 403(b) program, a 401(a) or 403(a) qualified plan, or a governmental EDCP under certain conditions. In addition, tax-free rollovers may be made from one 408(b) IRA (other than a Roth IRA) to another provided that no more than one such rollover is made during any 12-month period.

408A Roth IRAs. Funds may be transferred tax-free from one 408A Roth IRA to another. Funds in a 408(b) IRA may be rolled in a taxable transaction to a 408A Roth IRA by individuals who:

(i) have adjusted gross income of $100,000 or less, whether single or married filing jointly;

(ii) are not married filing separately.

Special, complicated rules governing holding periods, avoidance of the 10% penalty tax and ratable recognition of 1998 income also apply to rollovers from 408(b) IRAs to 408A Roth IRAs, and may be subject to further modification by Congress. You should consult your tax advisor regarding the application of these rules.

408(p) SIMPLE IRAs. Funds may generally be rolled over tax-free from a SIMPLE IRA to a 408(b) IRA. However, during the two-year period beginning on the date you first participate in any SIMPLE IRA plan of your employer, SIMPLE IRA funds may only be rolled to another SIMPLE IRA.

457 Plans. Tax-free transfer of EDCP amounts are permitted only to another EDCP of a like employer. Tax-free rollovers to or from a governmental EDCP to other governmental EDCPs, 403(b) programs, 401(a)/403(a) qualified plans, or 408(b) IRAs are permitted under certain circumstances.

Nonqualified Contracts. Certain of the nonqualified single payment deferred annuity Contracts permit the Contract Owner to exchange the Contract for a new deferred annuity contract prior to the commencement of annuity payments. A full or partial exchange of one annuity Contract for another is a tax-free transaction under section 1035, provided that the requirements of that section are satisfied. However, the exchange is reportable to the IRS.

EXAMPLES OF WITHDRAWALS

Examples of withdrawals for various Payout Options are shown below. Please see the prospectus for more information regarding the different Payout Options available.

Example of Withdrawal for a Certain Period Only Contract
  Owner chooses a 360-month (30 year) certain period payout, 5.00% AIR, premium = $196,636.07, benefit = $1,000 per month.
  Owner wants to take a full withdrawal when there are 316 payments left, the next payment to be paid in 10 days.
  Owner would be paid the net withdrawal amount less any applicable tax withholdings or premium tax, if applicable.

A. If a full withdrawal is taken:
Gross withdrawal =	$ 178,019.51
Withdrawal charge* =	$ 1,780.20
Net withdrawal =	$ 176,239.31
Remaining number of A certain period benefits	0
New benefit =	$ 0.00

* Withdrawal charge applies during first 8 years of Contract

Example of Withdrawal from a Lifetime Income with Certain Period Contract: Male age 65
  Owner chooses a life with 120-month (10 year) certain period payout, 3.50% AIR, premium = $100,000.00, benefit = $551.34 per month.
  Owner wants to take a withdrawal when there are 108 payments left, the next payment to be paid in 10 days.
  Owner would be paid the Net Withdrawal amount less any applicable tax withholdings. The new benefit amount and certain period would be as listed below.

A. If the maximum withdrawal is taken:
Gross withdrawal =	$30,158.27
Withdrawal charge* =	$301.58
Net withdrawal =	$29,856.69
Remaining number of certain period benefits	60
New benefit =	$382.66

* Withdrawal charge applies during first 8 years of Contract

B. If a $25,000 gross withdrawal is requested:
Gross withdrawal =	$25,000.00
Withdrawal charge* =	$250.00
Net withdrawal =	$24,750.00
Remaining number of certain period benefits	71
New benefit =	$412.05

* Withdrawal charge applies during first 8 years of Contract

Example of Withdrawal from a Lifetime Income with Certain Period Contract: Male age 75
  Owner chooses a life with 120-month (10 year) certain period payout, 3.50% AIR, premium = $100,000.00, benefit = $707.27 per month.
  Owner wants to take a withdrawal when there are 108 payments left, the next one to be paid in 10 days.
  Owner would be paid the Net Withdrawal amount less any applicable tax withholdings. The new benefit amount and certain period would be as listed below.

A. If the maximum withdrawal is taken:
Gross withdrawal =	$43,422.47
Withdrawal charge* =	$434.22
Net withdrawal =	$42,988.24
Remaining number of certain period benefits	60
New benefit =	$405.12

* Withdrawal charge applies during first 8 years of Contract

B. If a $25,000 gross withdrawal is requested:
Gross withdrawal =	$25,000.00
Withdrawal charge* =	$ 250.00
Net withdrawal =	$24,750.00
Remaining number of certain period benefits	86
New benefit =	$536.79

* Withdrawal charge applies during first 8 years of Contract

          INCOME PAYMENTS

Assumed Investment Rate

An "Assumed Investment Rate" or "AIR" is the rate used to determine your first monthly Income Payment per thousand dollars of account value in your variable investment option. When you annuitize, you select your Payout Option, your Income Start Date, and the AIR. You may choose an AIR ranging from 3 1/2% to 5% (as prescribed by state law). If you choose a higher AIR, the initial Annuity Payment will be higher, but later payments will increase more slowly during periods of good investment performance, and decrease faster during periods of poor investment performance. The dollar amount of the variable income payments stays level if the net investment return equals the AIR. Your choice of AIR may affect the duration and frequency of payments, depending on the Payout Option selected. For example, a higher AIR will generate a higher initial Income Payment, but as Income Payments continue they may become smaller, and eventually could be less than if you had initially selected a lower AIR. The frequency of the Income Payments may lessen to ensure that each Income Payment is at least $25 per month.

The discussion concerning the amount of Income Payments which follows this section is based on an AIR of 3 1/2% per annum. However, the Company will permit each Annuitant choosing a variable payout option to select an AIR permitted by state law or regulations other than the 3 1/2% rate described here as follows: 3%, 4 1/2%, 5% or 6% per annum. (Note: an AIR higher than 5% may not be selected under individual Contracts.) The foregoing AIRs are used merely in order to determine the first monthly payment per thousand dollars of value. It should not be inferred that such rates will bear any relationship to the actual net investment experience of VALIC Separate Account A.

Amount of Income Payments

The amount of the first variable Income Payment to the Annuitant will depend on the amount of the Account Value applied to effect the variable annuity as of the tenth day immediately preceding the date Income Payments commence, the amount of any premium tax owed, the annuity option selected, and the age of the Annuitant.

The Contracts contain tables indicating the dollar amount of the first payout payment under each payout option for each $1,000 of Account Value (after the deduction for any premium tax) at various ages. These tables are based upon the Annuity 2000 Table (promulgated by the Society of Actuaries) and an AIR of 3%, 3 1/2%, 4% and 5% per annum (3 1/2% in the group Contract).

The portion of the first monthly variable Income Payment derived from a Division of VALIC Separate Account A is divided by the Annuity Income Unit Value for that Division (calculated ten days prior to the date of the first monthly payment) to determine the number of Annuity Income Units in each Division represented by the payment. The number of such units will remain fixed during the Payout Period, assuming the Annuitant makes no transfers of Annuity Income Units to provide Annuity Income Units under another Division or to provide a fixed annuity.

In any subsequent month, the dollar amount of the variable Income Payment derived from each Division is determined by multiplying the number of Annuity Income Units in that Division by the value of such Annuity Income Unit on the tenth day preceding the due date of such payment. The Annuity Income Unit Value will increase or decrease in proportion to the net investment return of the Division or Divisions underlying the variable payout since the date of the previous Income Payment, less an adjustment to neutralize the 3 1/2% or other AIR referred to above.

Therefore, the dollar amount of variable Income Payments after the first year will vary with the amount by which the net investment return is greater or less than 3 1/2% per annum. For example, if a Division has a cumulative net investment return of 5% over a one year period, the first Income Payment in the next year will be approximately 1 1/2 percentage points greater than the payment on the same date in the preceding year, and subsequent payments will continue to vary with the investment experience of the Division . If such net investment return is 1% over a one year period, the first Income Payment in the next year will be approximately 2 1/2 percentage points less than the payment on the same date in the preceding year, and subsequent payments will continue to vary with the investment experience of the applicable Division.

Annuity Income Unit Value

The value of a Annuity Income Unit is calculated based on the values for Fund shares and other assets and liabilities. The following illustrations show, by use of hypothetical examples, the method of determining the Annuity Income Unit Value and the amount of variable annuity payments.

Illustration of Calculation of Annuity Income Unit Value

Example 8.

1. Annuity Income Unit Value, beginning of period	$ .980000
2. Net investment factor for Period (see Example 3)	1.023558
3. Daily adjustment for 3 1/2% AIR	.999906
4. (2) times (3)	1.023462
5. Annuity Income Unit Value, end of period (1) times (4)	$ 1.002993

Illustration of Income Payments

Example 9. Annuitant age 65, Life Annuity with 120 Payments Certain

1. Number of Annuity Income Units at Payout Date	10,000.00
2. Annuity Income Unit Value (see Example 3)	$ 1.800000
3. Account Value of Contract (1) times (2)	$ 18,000.00
4. First monthly Income Payment per $1,000 of Account Value	$ 5.63
5. First monthly Income Payment (3) times (4) divided by 1,000	$ 101.34
6. Annuity Income Unit Value (see Example 8)	$ .980000
7. Number of Annuity Income Units (5) divided by (6)	103.408
8. Assume Annuity Income Unit Value for second month equal to	$ .997000
9. Second monthly Income Payment (7) times (8)	$ 103.10
10. Assume Annuity Income Unit Value for third month equal to	$ .953000
11. Third monthly Income Payment (7) times (10)	$ 98.55

DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS

The Company has qualified or intends to qualify the Contracts for sale in all fifty states and the District of Columbia and will commence offering the Contracts promptly upon qualification in each such jurisdiction.

The Contracts are sold in a continuous offering by licensed insurance agents who are registered representatives of broker-dealers that are members of the National Association of Securities Dealers ("NASD"). The principal underwriter for VALIC Separate Account A is American General Distributors, Inc. (the "Distributor"), an affiliate of VALIC. The address of the Distributor is 2929 Allen Parkway, Houston, Texas 77019. The Distributor is a Texas corporation and is a member of the NASD.

The licensed agents who sell the Contracts will be compensated for such sales by commissions ranging up to 5% of each Single Premium Payment. Pursuant to its underwriting agreement with the Distributor and VALIC Separate Account A, the Company reimburses the Distributor for reasonable sales expenses, including overhead expenses. There have been no sales commissions since this is a new product offering.

EXPERTS

The consolidated financial statements of The Variable Annuity Insurance Company as of December 31, 2003 and 2004 and for the three years then ended December 31, 2004 and the financial statements of The Variable Annuity Insurance Company Separate Account A as of December 31, 2003 and 2004 and for the two years then ended December 31, 2004, all included in this registration statement have so been included in reliance on the report of ___________________________________, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. ___________________________________is located at ___________________________________.

MATERIAL CONFLICTS

We are required to track events to identify any material conflicts from using underlying Funds for variable annuity separate accounts. The boards of the Funds, VALIC, and other insurance companies participating in the Funds have this same duty. There may be a material conflict if:

  state insurance law or federal income tax law changes;
  investment management of an underlying Fund changes; or
  voting instructions given by owners of variable life insurance contracts and/or variable annuity contracts differ.

If there is a material conflict, we have the duty to determine appropriate action, including removing the underlying Funds involved from investment by our variable investment options. We may take other actions to protect Contract Owners. This could mean delays or interruptions of the variable operations.

When state insurance regulatory authorities require us, we may ignore instructions relating to changes in an underlying Fund's adviser or its investment policies. If we do ignore voting instructions, we give you a summary of our actions in the next semi-annual report to Contract Owners.

The Variable Annuity Life Insurance Company

IncomEdge Personal Pension Single Premium Immediate Fixed and Variable Annuity

PART C. OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements Filed with Part B:

(i) Audited Financial Statements - The Variable Annuity Life Insurance Company

To be filed by amendment.

(ii) Audited Financial Statements - The Variable Annuity Life Insurance Company Separate Account A

To be filed by amendment.

(b) Exhibits

1. Resolutions adopted by The Variable Annuity Life Insurance Company Board of Directors at its Annual Meeting of April 18, 1979 establishing The Variable Annuity Life Insurance Company Separate Account A. (1)

1(b). Restated Resolutions dated September 1, 2002, adopted by unanimous written consent of Executive Committee of The Variable Annuity Life Insurance Company Board of Directors. (6)

2. Not Applicable.

3(a). Underwriting Agreement between The Variable Annuity Life Insurance Company, The Variable Annuity Life Insurance Company Separate Account A and American General Distributors, Inc. (2)

4(a). Specimen Individual Annuity Contract. Filed herewith.

5. To be filed by amendment.

6(a). Copy of Amended and Restated Articles of Incorporation of The Variable Annuity Life Insurance Company, effective as of April 28, 1989.(1)

6(b). Copy of Amendment Number One to Amended and Restated Articles of Incorporation of The Variable Annuity Life Insurance Company (as amended through April 28, 1989) effective March 28, 1990(1)

6(c). Copy of Amended and Restated Bylaws of The Variable Annuity Life Insurance Company as amended through July 18, 2001. (6)

7. Not Applicable.

8(a). (1) Participation Agreement between The Variable Annuity Life Insurance Company and Vanguard Group, Inc. (3)

(2) Amendment No. 1 to Participation Agreement between The Variable Annuity Life Insurance Company and The Vanguard Group, Inc., effective July 17, 1998. (4)

8(b). (1) Form of Participation Agreement between The Variable Annuity Life Insurance Company, Ariel Investment Trust and Ariel Distributors, Inc. dated November 7, 2000. (5)

(2) Form of Administrative Services Agreement between The Variable Annuity Life Insurance Company and Ariel Distributors, Inc. (5)

9. To be filed by amendment.

10. To be filed by amendment.

11. Not Applicable.

12. Not Applicable.

13. Not Applicable.

14. Powers of Attorney (7). (And filed herewith)

15. Supplemental Information Form which discloses Section 403(b)(11) withdrawal restrictions as set forth in a no-action letter issued by the SEC on November 28, 1988, and which requires the signed acknowledgement of participants who purchase Section 403(b) annuities with regard to these withdrawal restrictions. (1)
  Incorporated by reference to Post-Effective Amendment No. 5 to Form N-4 Registration Statement (File No. 33-75292/811-3240) of The Variable Annuity Life Insurance Company Separate Account A filed on March 1, 1996, accession number 0000950129-96-000265.
  Incorporated by reference to Post-Effective Amendment No. 17 to Form N-4 Registration Statement (File No. 33-75292/811-3240) of The Variable Annuity Life Insurance Company Separate Account A filed on April 26, 2000, accession number 0000950129-00-001969.
  Incorporated by reference to Post-Effective Amendment No. 8 to Form N-4 Registration Statement (File No. 33-75292/811-3240) of The Variable Annuity Life Insurance Company Separate Account A filed on June 28, 1996, accession number 0000950129-96-001391.
  Incorporated by reference to Post-Effective Amendment No. 14 to Form N-4 Registration Statement (File No. 33-75292/811-3240) of The Variable Annuity Life Insurance Company Separate Account A filed on September 1, 1998, accession number 0000950129-98-003727.
  Incorporated by reference to Post-Effective Amendment No. 18 to Form N-4 Registration Statement (File No. 33-75292/811-3240) of The Variable Annuity Life Insurance Company Separate Account A filed on November 3, 2000, accession number 0000950129-00-005232.
  Incorporated by reference to Post-Effective Amendment No. 21 to Form N-4 Registration Statement (File No. 33-75292/811-3240) of The Variable Annuity Life Insurance Company Separate Account filed on April 30, 2003.
  Incorporated by reference to Post-Effective Amendment No. 22 to Form N-4 Registration Statement (File No. 33-75292/811-3240) of The Variable Annuity Life Insurance Company Separate Account filed on April 30, 2004.

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

The directors and principal officers of the Company as of February 18, 2005 are set forth below. The business address of each officer and director is 2929 Allen Parkway, Houston, Texas 77019, unless otherwise noted.

NAMES AND PRINCIPAL POSITIONS AND OFFICES

BUSINESS ADDRESS HELD WITH DEPOSITOR

Officer Title

Jay S. Wintrob* Director

Bruce R. Abrams Director, President & Chief Executive Officer

M. Kathleen Adamson Director and Executive Vice President - Operations Administration

James R. Belardi* Executive Vice President

Mary L. Cavanaugh Director, Executive Vice President, General Counsel & Secretary

Randall W. Epright** Executive Vice President & Chief Information Officer

Michael J. Perry Executive Vice President-National Sales

Jay G. Wilkinson Executive Vice President-Group Management

N. Scott Gillis** Director, Senior Vice President & Principal Financial Officer

Michael J. Akers Director, Senior Vice President & Chief Actuary

Kathleen M. McCutcheon Director & Vice President - Human Resources

Lillian Caliman Senior Vice President & Divisional Chief Information Officer

Evelyn Curran Senior Vice President - Product Development

David H. den Boer Senior Vice President & Chief Compliance Officer

Trennis L. Jones Senior Vice President - Marketing

Richard Lindsay Executive Vice President - Strategic Planning

Thomas G. Norwood Senior Vice President - Broker/Dealer Operations

Jamie L. Ohl Senior Vice President - Group Management

Peter W. Seroka Senior Vice President - Marketing

Brenda Simmons Senior Vice President ~~-~~ Client Contribution Services

Richard L. Bailey Vice President - Group Actuarial

Kurt Bernlohr Vice President - Product Strategy

Mary C. Birmingham Vice President - Group Plan Services

Gregory Stephen Broer Vice President - Actuarial

Marta L. Brown Vice President - Marketing Communications

Michael T. Buchanan Vice President

Richard A. Combs Vice President - Actuarial

Neil J. Davidson Vice President - Actuarial

Terry B. Festervand Vice President & Treasurer

Daniel Fritz Vice President - Actuarial

Darlene Flagg Vice President - Marketing Communications

Mark D. Foster Vice President - VFA Compensation

Marc Gamsin* Vice President

Michael D. Gifford Vice President - Marketing

Glenn Harris Vice President - Operations

Eric B. Holmes Vice President

Stephen M. Hughes Vice President - Marketing

Joanne M. Jarvis Vice President - Sales Planning & Reporting

Joan M. Keller Vice President - Client Service Processing

William R. Keller, Jr. Vice President - Strategic Planning

Ted G. Kennedy Vice President - Government Relations

Calvin King Vice President - North Houston CCC

Gary J. Kleinman**** Vice President

Suzanne A. Krenz Vice President - Marketing

Pirie McIndoe Vice President

Joseph P. McKernan Vice President - Information Technology

Kevin S. Nazworth Vice President

Greg Outcalt* Vice President

Rembert R. Owen, Jr. Vice President & Assistant Secretary

Linda C. Robinson Vice President - Group Plan Administration

Keith R. Schlosser Vice President - Sales Executive Administration

Richard W. Scott**** Vice President & Chief Investment Officer

Cynthia S. Seeman Vice President - Account Management

Daniel R. Swick Vice President

Richard A. Turner Vice President - Retirement Services Tax

Sarah Van Beck Vice President - Financial Reporting

Frank A. Venutolo Vice President - Marketing

Krien VerBerkmoes Vice President - Sales Compliance

Darla G. Wilton Vice President - National Sales

W. Larry Mask Assistant Secretary

Kortney S. Farmer Assistant Secretary

Tracey E. Harris Assistant Secretary

Russell J. Lessard Assistant Secretary

Connie E. Pritchett*** Assistant Secretary

Frederick J. Sdao Assistant Secretary

Katherine Stoner Assistant Secretary

Dan Cricks Tax Officer

John Fleming Assistant Treasurer

Louis McNeal Assistant Treasurer

Tara S. Rock Assistant Treasurer

* 1 SunAmerica Center, Los Angeles, California 90067-6022

** 21650 Oxnard Ave., Woodland Hills, California 91367

*** 205 E. 10th Avenue, Amarillo, Texas 79101

**** 70 Pine Street, New York, New York 10270

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The Registrant is a separate account of The Variable Annuity Life Insurance Company ("Depositor"). For a complete listing and diagram of all persons directly or indirectly controlled by or under common control with the Depositor of the Registrant, see below. The Depositor is an indirect wholly-owned subsidiary of American International Group, Inc. ("AIG"). An organizational chart for AIG can be found in Form 10-K, SEC file number 001-08787, accession number 0000950123-04-003302, filed March 15, 2004.
Name of Corporation*	Jurisdiction of Incorporation	% of Voting Securities Owned by its Immediate Parent
American General Corporation	Texas	100%
American General Bancassurance Services, Inc.	Illinois	100%
AGC Life Insurance Company	Missouri	100%
AIG Assurance Canada	Canada	100%
AIG Life of Bermuda, Ltd.	Bermuda	100%
American General Life and Accident Insurance Company	Tennessee	100%
American General Life Insurance Company	Texas	100%
American General Annuity Service Corporation	Texas	100%
AIG Enterprise Services, LLC	Delaware	100%
American General Equity Services Corporation	Delaware	100%
American General Life Companies, LLC	Delaware	100%
The Variable Annuity Life Insurance Company	Texas	100%
VALIC Retirement Services Company	Texas	100%
VALIC Trust Company	Texas	100%
American General Property Insurance Company	Tennessee	51.85%**
American General Property Insurance Company of Florida	Florida	100%
AIG Annuity Insurance Company	Texas	100%
The United States Life Insurance Company in the City of New York	New York	100%
American General Finance, Inc.	Indiana	100%
AGF Investment Corp.	Indiana	100%
American General Auto Finance, Inc.	Delaware	100%
American General Finance Corporation	Indiana	100%
Crossroads Mortgage, Inc.	Tennessee	100%
ENM, Inc.	Tennessee	100%
MorEquity, Inc.	Nevada	100%
Wilmington Finance, Inc.	Delaware	100%
Merit Life Insurance Co.	Indiana	100%
Yosemite Insurance Company	Indiana	100%
CommoLoCo, Inc.	Puerto Rico	100%
American General Financial Services of Alabama, Inc.	Alabama	100%
HSA Residential Mortgage Services of Texas, Inc.	Delaware	100%
American General Investment Management Corporation	Delaware	100%
American General Realty Investment Corporation	Texas	100%
American General Assurance Company	Illinois	100%
American General Indemnity Company	Illinois	100%
USLIFE Credit Life Insurance Company of Arizona	Arizona	100%
Knickerbocker Corporation	Texas	100%

* Certain subsidiaries have been omitted from the tabulation. The omitted subsidiaries, when considered in the aggregate as a single subsidiary, do not constitute a significant subsidiary.

** Also owned 48.15% by American General Life and Accident Insurance Company.

ITEM 27. NUMBER OF CONTRACT OWNERS

No Contracts have been issued at this time.

ITEM 28. INDEMNIFICATION

Set forth below is a summary of the general effect of applicable provisions of the Depositor's Bylaws regarding indemnification of, and advancement of legal expenses to, the Depositor's officers, directors and employees (collectively, "Indemnitees"). The Depositor shall indemnify any Indemnitee who was or is a named defendant or respondent or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative, or investigative (including any action by or in the right of the Depositor), or any appeal of such action, suit or proceeding and any inquiry or investigation that could lead to such an action, suit or proceeding, by reason of the fact that the Indemnitee is or was a director, or officer or employee of the Depositor, or is or was serving at the request of the Depositor as a director, officer, partner, venturer, proprietor, trustee, employee, or similar functionary of another foreign or domestic corporation or nonprofit corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise, against judgments, penalties (including excise and similar taxes), fines, amounts paid in settlement, and reasonable expenses (including court costs and attorneys' fees) actually incurred by him in connection with such action, suit or proceeding, if Indemnitee acted in good faith and in a manner he reasonably believed, (i) in the case of conduct in his official capacity as a director of the Depositor, to be in the best interests of the Depositor and (ii) in all other cases, to be not opposed to the best interests of the Depositor; and, with respect to any criminal action or proceeding, if Indemnitee had no reasonable cause to believe his conduct was unlawful; provided, however that in the case of any threatened, pending or completed action, suit or proceeding by or in the right of the Depositor, the indemnity shall be limited to reasonable expenses (including court costs and attorneys' fees) actually incurred in connection with such action, suit or proceeding; and no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Depositor or liable on the basis that personal benefit was improperly received by him, whether or not the benefit resulted from an action taken in the person's official capacity as a director or officer. The termination of any action, suit or proceeding by judgment, order, settlement, or conviction, or on a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the Indemnitee did not act in good faith and in a manner which Indemnitee reasonably believed to be in the best interests of the Depositor; and, with respect to any criminal action or proceeding, shall not create a presumption that the person had reasonable cause to believe that his conduct was unlawful.

Where an Indemnitee of the Depositor or other person entitled to indemnity hereunder has been wholly successful, on the merits or otherwise, in defense of any such action, suit or proceeding, Indemnitee shall be indemnified against reasonable expenses (including court costs and attorneys' fees) actually incurred by him in connection therewith.

Any indemnification (unless otherwise ordered by a court of competent jurisdiction) shall be made by the Depositor only as authorized in a specific case upon a determination that the applicable standard of conduct has been met. Such determination shall be made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who at the time of the vote have not been named as defendants or respondents in such action, suit or proceeding, or (ii) if such a quorum cannot be obtained, by a majority vote of a committee of the Board of Directors, designated to act in the matter by a majority vote of all directors, consisting solely of two or more directors who at the time of the vote are not named defendants or respondents in such action, suit or proceeding, or (iii) by special legal counsel selected by the Board of Directors (or a committee thereof) by vote in the manner set forth in subparagraphs (i) and (ii) immediately above or if such a quorum cannot be obtained and such a committee cannot be established, by a majority vote of all directors, or (iv) by the shareholders in a vote that excludes the shares held by any Indemnitee who is named as a defendant or respondent in such action, suit or proceeding.

Reasonable expenses incurred by an Indemnitee of the Depositor or other person entitled to indemnity hereunder, who was, is or is threatened to be made a named defendant or respondent in any such action, suit or proceeding described above may be paid by the Depositor in advance of the final disposition thereof upon (i) receipt of a written affirmation by the Indemnitee of his good faith belief that he has met the standard of conduct necessary for indemnification under this article and a written undertaking by or on behalf of the Indemnitee to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Depositor as authorized under this article and (ii) a determination that the facts then known to those making the determination would not preclude indemnification under this article.

Notwithstanding any other provision of this article, the Depositor may pay or reimburse expenses incurred by any Indemnitee of the Depositor or any other person entitled to indemnity hereunder in connection with his appearance as a witness or other participation in any action, suit or a proceeding described above at a time when he is not named defendant or respondent in such action, suit or proceeding.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant, as provided above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification by the Depositor is against public policy, as expressed in the Securities Act of 1933, and therefore may be unenforceable. In the event (a) that a claim for such indemnification (except insofar as it provides for the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted against the Depositor by such director, officer or controlling person; and (b) the Securities and Exchange Commission is still of the same opinion that the Depositor or Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit such cause to a court of appropriate jurisdiction, the question of whether such indemnification by the Depositor is against public policy as expressed in the Securities Act of 1933 will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITERS

(a) American General Distributors, Inc. ("AGDI") acts as exclusive distributor and principal underwriter of the Registrant.

(b) The following information is furnished with respect to each officer and director of AGDI as of December 2, 2004. Unless otherwise indicated, the principal business address of each individual listed below is 2929 Allen Parkway, Houston, Texas 77019:
Name and Principal Business Address	Position and Offices With Underwriter American General Distributors, Inc.
Richard Lindsay	Director, Chief Executive Officer and President
Mary L. Cavanaugh	Director and Assistant Secretary
David H. den Boer	Director, Senior Vice President and Secretary
Thomas G. Norwood	Executive Vice President
Krien VerBerkmoes	Chief Compliance Officer
John Reiner	Chief Financial Officer and Treasurer
Daniel R. Cricks	Tax Officer
Kurt W. Bernlohr	Assistant Secretary
Tracey E. Harris	Assistant Secretary
Russell J. Lessard	Assistant Secretary
Kortney S. Farmer	Assistant Secretary

(c) AGDI is the principal underwriter for the Registrant. The licensed agents who sell the forms of contract covered by this registration statement are compensated for such sales by commissions paid by the Depositor.

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

The books or other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 (the "Act") and the Rules promulgated thereunder will be in the physical possession of:

The Variable Annuity Life Insurance Company

Attn: Operations Administration

2929 Allen Parkway

Houston, Texas 77019

ITEM 31. MANAGEMENT SERVICES

There have been no management-related services provided to the separate account for the last three fiscal years.

ITEM 32. UNDERTAKINGS

a. VALIC hereby commits itself, on behalf of the contract owners, to the following undertakings:

1. To file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

2. To include as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information;

3. To deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

b. The Company hereby represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by the Company.

c. Additional Commitments

The Tax Reform Act of 1986 added to the Internal Revenue Code a new section 403(b)(11) which applies to tax years beginning after December 31, 1988. This paragraph provides that withdrawal restrictions apply to contributions made and interest earned subsequent to December 31, 1988. Such restrictions require that distributions not begin before age 59 1/2, separation from service, death, disability, or hardship (only employee contributions without accrued interest may be withdrawn in case of hardship). These withdrawal restrictions appear in the Section "Federal Tax Matters" in either the prospectus or the Statement of Additional Information for contracts of this Registration Statement. The Company relies on a no-action letter issued by the Securities and Exchange Commission on November 28, 1988 stating that no enforcement action would be taken under sections 22(e), 27(c)(1), or 27(d) of the Act if, in effect, the Company permits restrictions on cash distributions from elective contributions to the extent necessary to comply with section 403(b)(11) of the Internal Revenue Code in accordance with the following conditions:

(1) Include appropriate disclosure regarding the redemption restrictions imposed by section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

(2) Include appropriate disclosure regarding the redemption restrictions imposed by section 403(b)(11) in any sales literature used in connection with the offer of the contract;

(3) Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by section 403(b)(11) to the attention of the potential participants;

(4) Obtain from each plan participant who purchases a section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by section 403(b)(11), and (2) the investment alternatives available under the employer's section 403(b) arrangement, to which the participant may elect to transfer his contract value.

The Company has complied, and is complying, with the provisions of paragraphs (1)-(4) above.

The Company relies on Rule 6c-7 of the Act which states that a registered separate account, and any depositor of or underwriter for such account, shall be exempt from the provisions of sections 22(e), 27(c)(1) and 27(d) of the Act with respect to a contract participating in this account to the extent necessary to permit compliance with the Texas Optional Retirement Program (Program) in accordance with the following conditions:

(a) include appropriate disclosure regarding the restrictions on redemption imposed by the Program in each registration statement, including the prospectus, used in connection with the Program;

(b) include appropriate disclosure regarding the restrictions on redemption imposed by the Program in any sales literature used in connection with the offer of the contract to Program participants;

(c) instruct salespeople who solicit Program participants to purchase the contract specifically to bring the restrictions on redemption imposed by the Program to the attention of potential Program participants;

(d) obtain from each Program participant who purchases the contract in connection with the Program, prior to or at the time of such purchase, a signed statement acknowledging the restrictions on redemption imposed by the Program.

The Company has complied, and is complying, with the provisions of paragraphs (a)-(d) above.

The Company relies on an order issued by the Securities and Exchange Commission on May 19, 1993 exempting it from the provisions of section 22(e), 27(c)(1) and 27(d) of the Act with respect to a contract participating in this account to the extent necessary to permit compliance with the Optional Retirement Program of the State University System of Florida ("Florida ORP") as administered by the Division of Retirement of the Florida Department of Management Services ("Division") in accordance with the following conditions:

(a) include appropriate disclosure regarding the restrictions on redemption imposed by the Division in each registration statement, including the prospectus, relating to the contracts issued in connection with the Florida ORP;

(b) include appropriate disclosure regarding the restrictions on redemption imposed by the Division in any sales literature used in connection with the offer of contracts to eligible employees;

(c) instruct salespeople who solicit eligible employees to purchase the contracts specifically to bring the restrictions on redemption imposed by the division to the attention of the eligible employees;

(d) obtain from each participant in the Florida ORP who purchases a contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding: (i) of the restrictions on redemption imposed by the division, and (ii) that other investment alternatives are available under the Florida ORP, to which the participant may elect to transfer his or her contract values.

The Company has complied, and is complying, with the provisions of paragraphs (a)-(d) above.

SIGNATURES

As required by The Securities Act of 1933 and The Investment Company Act of 1940, the Registrant, The Variable Annuity Life Insurance Company Separate Account A, has caused this Registration Statement to be signed on its behalf, in the City of Houston, and State of Texas on this 9th day of May 2005.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY SEPARATE ACCOUNT A

(Registrant)

BY: THE VARIABLE ANNUITY LIFE INSURANCE

COMPANY

(On behalf of the Registrant and itself)

BY: /s/ Mary L. Cavanaugh

Mary L. Cavanaugh

Executive Vice President, General

Counsel and Secretary

ATTEST: /s/ Katherine Stoner

Katherine Stoner

Assistant Secretary

As required by The Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature Title Date

* Director May 9, 2005

Jay S. Wintrob

* Director and Chief May 9, 2005

Bruce R. Abrams Executive Officer

* Director May 9, 2005

M. Kathleen Adamson

* Director May 9, 2005

Michael J. Akers

/s/ Mary L. Cavanaugh Director May 9, 2005

Mary L. Cavanaugh

* Director and Principal May 9, 2005

N. Scott Gillis Financial Officer

* Director May 9, 2005

Kathleen M. McCutcheon

/s/ Sarah Van Beck Vice President and May 9, 2005

Sarah Van Beck Principal Accounting Officer

*/s/ Katherine Stoner May 9, 2005

Katherine Stoner

Attorney-in- Fact

Index of Exhibits

Exhibit No.

4 Specimen Annuity Contract

14 Power of Attorney